SIERRA HEALTH SERVICES, INC.

ARS
P.E. 12/31/04

2004 ANNUAL REPORT



THE FORCE BEHIND THE FORCE



COMPANY PROFILE

Founded in 1984, Sierra Health Services, Inc. is a diversified managed health care company that provides or administers benefit plans for employers, government programs and individuals. Sierra meets the needs of its customers through a broad array of health care products and services. As of January 2005, the Company's subsidiaries offer health maintenance organization, preferred provider organization and point-of-service options, health and life indemnity insurance, direct medical services, behavioral health care services and third-party network access and utilization review for self-insured companies.

As of January 2005, all of Sierra's subsidiaries combined operate in 8 states and provide services for over 550,000 people. The Company operates the largest health plan in Nevada, one of the fastest-growing states in the nation.

FINANCIAL HIGHLIGHTS

from continuing operations

YEARS ENDED DECEMBER 31, (In thousands, except share price data)	2004	2003	2002
Total Premium Revenue	$ 1,131,147	$ 962,176	$ 857,741
Total Assets, Including Discontinued Operations	$ 689,780	$ 1,134,121	$ 1,065,966
Total Debt	$ 125,495	$ 116,808	$ 60,896
Shares Outstanding	26,381	26,952	29,790
Total HMO Members	330	292	272
Closing Share Price	$ 55.11	$ 27.45	$ 12.01

TO OUR SHAREHOLDERS



ANTHONY M. MARLON, MD
Chairman, President and Chief Executive Officer

Over the past few years, Sierra Health Services has provided you, our shareholders, significant value in exchange for your ongoing commitment. With our past operational challenges a distant memory and a business climate that by all indications should continue to support our growth and profitability, it is likely that Sierra will not only preserve but expand the value we offer.

So with that as a backdrop, I'm often asked, "What keeps you up at night?" My response is always the same. It's not the vagaries of the financial markets with bulls and bears jockeying for position week after week. It's not the underlying fundamentals of the managed health care industry which, despite the efforts of a few naysayers, remain solid year after year. And it's most definitely not the operational integrity of this Company, with excellence in both planning and executing business objectives, under the watchful eye of a superb management team.

No, what keeps me awake at night is politics. Knowing that a slight shift in power in the halls of Congress or the state assembly could measurably impact the performance of this Company has caused me frequent insomnia. In an industry that until recently "everyone loved to hate," politicians have often seized upon the public's ignorance of managed health care to create legislation designed to damage the sector. But I'm pleased to report that even these factors are changing...and changing for the better.

Putting aside personal politics, and the feeling of elation or disappointment at the results of the recent federal elections, there is no denying that the outcome from November 2004 will be a more balanced, thoughtful approach to the health care industry as a whole, and to managed health insurers such as Sierra in particular. Here in Nevada, voters soundly rejected several onerous pieces of legislation that would have effectively raised medical malpractice rates and made it more difficult for physicians to practice medicine. Opinion polls also show that the public nationwide is more comfortable with the notion of managed health care, and what the system can provide in an era of continuously rising health care costs. As Congress, the state legislatures and consumers continue to broaden their understanding of personal responsibility in the areas of health and wellness, as well as the accompanying fiscal responsibility for each, the industry should feel less pressure to radically alter the fundamental and cost-efficient way it does business.

How and when did these shifts in the political landscape and the perception of consumers occur? It clearly didn't happen overnight. Instead, I believe as the managed health care industry has matured, it has faithfully avoided repeating the mistakes of the past. Through patient and member education on the true costs of treating illness, the concurrent importance of good preventive and primary care and a willingness to address consumer frustration over restrictive access policies, this industry has turned a corner in advancing its merit with the public.

Managed health care has also found that its enhanced ability to balance the needs of consumers with the needs of

financial stakeholders has not reduced the expectations of either. In fact, growth and profitability have improved for Sierra and many of its peers, at the same time as consumer satisfaction with the care provided. These results are most evident in our ability to attract new members, which has increased right along with our operating margins. In 2004, these results spoke for themselves.

Sierra's consolidated annual revenues for the year were $1.6 billion, an increase of 6% from $1.5 billion in 2003. Underlying this modest increase, however, is the growth of our core Nevada-based managed care operations, which saw medical premium revenues rise over 17%, from $962 million in 2003 to $1.13 billion in 2004. The solid increase in revenues from these operations reflects an evident growth in membership, particularly in Las Vegas. Commercial growth for the year was over 11%, among the best in the industry, exceeding our projections. Among the new members to whom we successfully offered Sierra's portfolio of products was Station Casinos, a large locally-based gaming company, an indication of our growing presence in this important market. Preliminary results for January 2005 point to another strong year for commercial membership, with over 4% growth from new business and expanded membership in existing businesses. It is significant to note that this growth percentage is building from a larger base.

For many years, the increase in our commercial membership has benefited from the dynamic performance of the Las Vegas economy, which we showcased prominently in our 2003 Annual Report. In 2004, that dynamism has continued unabated. The population has grown 5% and, according to the Nevada Development Authority, over 70 new businesses were recruited to the region. Of these, one-third moved from neighboring California, a trend that is expected to hold well into 2005 and beyond. While the infrastructure is showing the beginnings of strain, including schools, roads and, most importantly, the availability of water, Las Vegas will continue to accommodate this level of growth for the foreseeable future.

Membership growth in our Medicare business was somewhat less than anticipated, increasing only 4% in the year. Despite a March 2004 payment increase from the Centers for Medicare and Medicaid Services (CMS) of over 15%, primarily distributed to members in the form of richer benefits with little to no cost-sharing and a more stable provider network, seniors opted to stay with either the traditional Medicare fee-for-service program or other managed care programs. We suspect confusion over the changes in the Medicare program, including the introduction of a discount prescription drug card, coupled with the political rhetoric of an election year, caused seniors to sit on the sidelines until the benefits of the new programs could be clarified in 2005.

Net income rose an impressive 97% in 2004. For the year, Sierra recorded $122.7 million, compared to $62.3 million in 2003. The Company's success in managing medical costs resulted in a medical care ratio of 75%. This ratio, used by Wall Street to measure the cost of providing health care, continues to be among the best in the industry. Once again, Sierra has excelled in its ability to modulate rising cost trends for hospitals, doctors and prescription drugs. Long-term hospital contracts with anticipated annual rate increases, a proprietary medical delivery system that delivers almost 75% of all its primary care to our Southern Nevada members and generic drug utilization among the highest in the industry, combined to produce efficiency and predictability in our

CONSOLIDATED REVENUE
(from continuing operations)
in millions



$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,279
$1,485
$1,575
2002
2003
2004


CASH FLOWS FROM OPERATING ACTIVITIES
(from continuing operations)
in millions
$175
$150
$125
$100
$75
$50
$25
$0
$137
$152
$166
2002
2003
2004

cost trends and subsequent premium yields. In the past several years, we have done a good job synchronizing cost and rate increases, resulting in stable profit margins.

More and more a company's cash flow is being used as an important indicator of financial health and profitability. On this measurement, Sierra is producing solid results. Cash flow from continuing operations stood at $166.2 million for the year 2004, which equates to 135% of net income. Impressively, the Company's core managed care and corporate operations saw cash flow that equaled 188% of that segment's net income. These strong contributions from our core Nevada businesses bode well for 2005.

Sierra Military Health Services, LLC, officially ceased regional delivery of health care services to the Department of Defense on August 31, 2004. As I have noted in previous letters to you, the loss of this contract was bitterly disappointing to me personally and to the dedicated staff who worked tirelessly to provide the best in service to our men and women in uniform. While military contract revenues for 2004 decreased 20% compared to 2003, gains of $16.3 million and $9.2 million were recorded in the second and fourth quarters, respectively, due to settlements of bid price adjustments, change orders and other adjustments. As the final phase-out of these operations occurs during the first half of 2005, we are expecting Sierra Military to contribute between $1-$2 million in operating income for the year. Also, as remaining claims are paid, we expect to briefly see negative cash flow from these operations.

Another important event in 2004 was the sale of our workers' compensation insurance operations. Acquired by Sierra in 1995, and a consistent contributor to Sierra's profitability in its early years, California Indemnity Insurance Company (Cal Indemnity) began to struggle as part of an industry fraught with unpredictability and vulnerable to the political climate in California. Long disfavored by Wall Street, these operations increasingly failed to complement our existing managed health care operations and proved to be a burden on the Company's share price. On March 31, 2004, we completed the sale of these operations for $11.5 million in cash plus a $62.0 million note receivable, due in January of 2010. This note receivable can be increased or decreased through December 31, 2009 based on favorable or adverse claim and expense development. In the fourth quarter of 2004, Sierra recorded a $15.0 million valuation allowance, partially offset by adjustments in accrued liabilities associated with the sale of Cal Indemnity, resulting in a net expense of $9.5 million. This expense was recorded on our income statement under general and administrative expenses.

In late December 2003, Sierra announced that under the terms of its 2$^{1}/_{4}$% senior convertible debentures, due 2023, debenture holders could exercise their right to convert their debentures during the first quarter of 2004. With an estimated dilutive effect of approximately 6 million shares, the Company maintained an aggressive share repurchase program, authorized by its Board of Directors in early 2003 and amended in 2004, that through December 31, 2004 has resulted in 8.7 million shares of Sierra stock being repurchased for $233.3 million, at an average price of $26.76. Additional shares were repurchased during the first quarter of 2005 and will be repurchased opportunistically throughout the coming year.

The cumulative effect of the Company's performance in 2004 was a 53% increase in earnings per diluted share from continuing operations. Sierra reported $3.58 per diluted share, compared to $2.34 per diluted share in 2003. Factoring in the performance of the discontinued Texas and

workers' compensation insurance operations, consolidated earnings per diluted share from 2004 were $3.57 compared to $1.79 in 2003. Clearly a stellar performance, but can it be duplicated in 2005?

As discussed previously, the economy of Las Vegas is booming and Sierra remains poised to capture its share of this fertile landscape. Based on January's results, I am confident we can grow our commercial membership by up to 9%. Couple this with net medical premium yields in the 6% to 8% range and we should once again experience top line growth at or above 15%. With renewed emphasis on cost containment, our medical care ratio should remain below 76%, while income from continuing operations should contribute significantly to earnings per share. Our current projected expectations for earnings range from $3.20 to $3.30 for the year 2005. As we continue to generate cash at a healthy percentage of net income, we will seek opportunities for additional share repurchases, to further reduce the dilutive effect of the convertible debentures and to add value for each and every shareholder.

Beginning in the third quarter of 2005, Sierra, along with all publicly traded companies, will begin expensing the value of its stock options granted to its employees and Board. While I maintain my personal belief that calculating the cost of a future option builds unnecessary subjectivity into financial statements, we have prepared for this inevitability and have preliminarily calculated what we believe to be reasonable estimates, per the new rules established by the Financial Accounting Standards Board. These preliminary estimates are built into our 2005 guidance on earnings per share.

Strategically, late 2005 and 2006 are likely to present expansion opportunities in the Medicare program. In 2003, Congress authorized, and President Bush signed into law, the Medicare Modernization Act, which allowed for the development of additional programs aimed at reducing the federal government's costs to provide health care to seniors by encouraging eligible beneficiaries to enroll in managed health plans. We are currently finalizing an application to offer a Local PPO beginning in the third quarter of 2005. Our intent is to offer this program throughout the state of Nevada, as well as in Phoenix, Tucson and northwest Arizona. We also intend to offer a Local PPO in Salt Lake City, Provo and southern Utah, where there are currently no managed care plans offering services to Medicare beneficiaries. As Nevada has been designated its own region by CMS, we will also consider our participation in 2006 as a regional PPO for the state, as well as possible other regions, should the business opportunities appear favorable. Sierra will also evaluate the opportunity of serving the special needs population of dually eligible Medicare and Medicaid beneficiaries in Nevada and is currently in preliminary discussions on this potential program with state officials. Finally, the Company plans to participate in the Medicare Part D–Prescription Drug Program in the state of Nevada, service that is expected to begin in January of 2006. As of this writing, rates for these various programs have not been announced. We plan to engage in further due diligence regarding our participation once those rates are published. While we do not expect an expanded role in the Medicare program to be a financial windfall, we plan to operate with the same efficiency that is expected of us and will continue to profitably balance costs and benefits.

OPERATING INCOME
(from continuing operations)
in millions



$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$72
$132
$198
2002
2003
2004

STOCK PRICE PERFORMANCE
(January 2004 through March 2005)



Price Per Share
$65
$60
$55
$50
$45
$40
$35
$30
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR

In many of our recent Annual Reports, we have credited a variety of sources for our increasingly successful performance. We have focused our attention on the Las Vegas market, and how the unprecedented growth in the region has provided us opportunities not seen in other areas of the country. We have highlighted our unique business model, focusing in particular on the contributions of Southwest Medical Associates, including its capabilities in medical technology. We have repeatedly spoken of the strategic leadership and implementation abilities of our management team, crediting them with the success of our turnaround that occurred several years ago. But apart from my congratulations in each version of this letter, we have not spent any measurable time focusing on the team that is truly responsible for our success. That team is comprised of each and every one of our dedicated staff.

Sierra Health Services has been blessed with a group of talented individuals representing a variety of special skills. From caring physicians and nurses to skilled medical technologists adept in the use of advanced diagnostic systems, the staff at our Southwest Medical clinics affords a high level of care for our patients. With compassion and empathy, our personal assistants guide our senior members through the maze of government benefit programs, and help create lifelong customers in return. Our finance and legal staff analyze and implement the multiple changes resulting from new rules associated with Sarbanes-Oxley and the Financial Accounting Standards Board.

Over the past two years, perhaps no team has exemplified the dedication and commitment to the ideals of this Company than our staff at Sierra Military Health Services. For two anxiety-filled years, this group of men and women either waited to hear the results of our bid to expand our presence in the TRICARE program, or worked to fulfill our obligations to the contract as each day brought them closer to the end of their jobs. It is important to reflect on the outstanding effort they forged during these final two years. Our service levels through the last day of health care delivery were outstanding, winning recognition from the Department of Defense. While we have bid the staff farewell, their quality and allegiance has left a lasting impression.

So take some time and read about a few of the individuals who are making Sierra the success that it is. Read about the people who are contributing their time and resources to assure that you, our shareholders, can have faith in this Company and the ideals to which it aspires.

Anthony M. Marlon, MD
Chairman, President and Chief Executive Officer


MEDICAL EXPENSES AS A PERCENTAGE OF MEDICAL PREMIUMS & PROFESSIONAL FEE REVENUE
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
80.2%
76.3%
75.3%
2002
2003
2004


GENERAL & ADMINISTRATIVE EXPENSES AS A PERCENTAGE OF MEDICAL PREMIUMS
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
15.6%
14.3%
16.0%
2002
2003
2004


AVERAGE CASH & INVESTMENT BALANCE
(from continuing operations)
in millions
$400
$350
$300
$250
$200
$150
$100
$50
$0
$208
$290
$356
12.31.02
12.31.03
12.31.04



ncy Operations

2 Kathie Robbins
Business Manager
Southwest Medical Associates

3 Michael Griffin
Director of Provider Recruitment
Southwest Medical Associates

4 Brandee Newsom, RN
Team Supervisor
Southwest Medical Associates

5 Claudia Valenzuela-Chavez
Member Services Representative

6 Sherif Ibrahim
Accountant, Corporate Finance

7 John Brown
Manager, Group Services
Health Plan of Nevada

Panel Two, Left to Right

1 Angela Harvey, LSW
Social Worker, Network Case Management
Health Plan of Nevada

2 Darren Sivertsen
Vice President & Chief Operating Officer
Managed Healthcare Division

3 Kristen Gardineer
Echocardiograph Technician
Southwest Medical Associates

4 Nancy Lewandowski
Vice President of Finance/CFO
Managed Healthcare Division

5 Daryl DeNomme, CRNA
Staff Anesthetist
Southwest Medical Associates

6 Paulette Mudrak
Public Relations Specialist
Public & Community Relations

7 Peter-Paul Belmonte
Senior Administrative Assistant
Bill Review Department
Sierra Health and Life Insurance Co.

8 Stacey Sullivan
Director, Product Management
SHS Legal Department

9 Anna Dessauer Ruzicka, LPN
Adult Medicine
Southwest Medical Associates





THE FORCE BEHIND THE FORCE



What drives success? A Company with the size and sophistication of Sierra could not accomplish its objectives without the commitment of each employee. There are those who dedicate their professional lives to the physical welfare of our members, the satisfaction of our business partners, or the diligence of our financial results. There are those who strategically plan the latest direction the Company may take and others who assure that our products and services are meeting the needs of those we support.

No matter what the individual role, the entire staff of Sierra embodies the best of our core values: Service, Quality, Expertise, Integrity, Innovation, Accountability and Professional Growth.

Come and meet some of the people who are contributing directly to our success. Learn why the dedicated staff at Sierra Health Services is truly the force behind the force.





Panel Three, left to right

1 Joseph DeMaria, PhD
Corporate Safety Officer

2 Rick Welter
Manager, Claims Processing
Health Plan of Nevada

3 Gus Guerrero
UM/Prior Authorization Representative

4 Michelle Hillegass
Brand Manager, Marketing Services

5 Eric Sheer
Web Software Developer
E-Business Solutions

6 Ronnie Grower
Vice President,
Quality Improvement & Reporting
Managed Healthcare Division

7 Shellye Wimber
Manager, Government Programs
Member Services

8 Guita Tabassi, DO
Physician Team Lead
Board Certified OB/GYN
Southwest Medical Associates

9 Frank Collins
Senior Vice President
Legal and Administration

Panel Four, left to right

1 Shelley Wike Cranley
Assistant Vice President
Government Affairs

2 Dean Naito
Data Entry Associate
BHO Intake Department

3 T'Sharra Wright
Account Executive
Sierra Health and Life Insurance Co.

4 Laurie Dexter
Manager, IS Help Desk
Information Systems

5 Georgina Corbalan
Senior Graphic Designer, Marketing Services

6 Lynn Rosenbach
Vice President/Administrator
Family Health Care Services

7 Mark Rhee, MD
OB/GYN
Southwest Medical Associates



NETWORK CASE MANAGEMENT

"Being a part of the Sierra team has allowed me to have a positive impact on the quality of the lives of our members. Providing information, support and assistance, and knowing that at the end of my day I've made a difference in the lives of several members, are huge fringe benefits to me and to all of my staff. The gratification is incredibly rewarding."

RANDY REINOSO, MSW
Chief Social Worker, Network Case Management



The primary objective of Network Case Management is to keep Sierra's members healthy and well. Case Management is dedicated to helping members access community resources and understand how to manage disease or illness, while avoiding hospitalization or admission to other types of inpatient care facilities, for as long as appropriate.

Sierra's social workers and registered nurses provide valuable resources to members; they are familiar with the community and can address everything from a member's financial needs to his or her physical and mental well-being.

Consistency in the delivery of care to members receiving treatment from one of Sierra's providers is assured through a computer tracking system. For example, when a Medicare member has been discharged from the hospital, a case manager is alerted, who may contact the member in person, either at their home or by telephone, to assess their needs and implement an appropriate program of care.





Sierra's Health Education and Wellness Division (HEW) offers a variety of disease management and healthy living classes. Programs that include smoking cessation and stress management, weight loss and other forms of prevention and disease management are designed to keep members healthy, while at the same time lowering costs for health care.

Staying healthy in a fast-paced "city that never sleeps" is a daunting task. Because of Sierra's commitment to the well-being of its members, the Company is often able to design flexible preventive health programs, customized for individual employers. In 2003, HEW was awarded a multi-year contract with Caesars Entertainment to make health education and wellness a part of their employee benefit package. Known as "LifeStrides," HEW offers on-site health education at this gaming giant's locations nationwide. Health education staff is available to all shifts, allowing greater numbers of employees access to classes that teach them how to make self-care decisions that will ultimately improve the quality of their lives.

Staffed with certified health education specialists, registered dietitians and certified diabetes educators, HEW is designed to focus on both preventive care and the management of existing health concerns.



"Nine years ago, Sierra Health Services saw the need to integrate health, education and wellness into our medical delivery system. Sierra has never swayed from its commitment and continually makes the offering of educational programs that benefit all ages a top priority. Working for Sierra has been an excellent experience for me. The Company is willing to listen to new ideas, is open to creativity, and has devoted resources to recruiting a staff committed to helping our members help themselves. Health education and wellness is an integral part of how we do business and a philosophy that helps drive our success."

JENNIFER MARTINSEN
Director, Health Education & Wellness

SENIOR DIMENSIONS

"In my 18 years at Sierra, I have spent a large amount of my time in the retiree community, explaining benefits and helping to clarify what our Company is offering. This one-on-one contact provides an opportunity to meet and learn from our prospective members and explore how Senior Dimensions may fit this community's current health care needs. It's important for me to know this information in order to provide the best possible choices."

COLEMAN JENSON
Account Executive, Senior Dimensions Sales



In less than twenty years, Senior Dimensions, a Medicare Advantage Plan, has grown to more than 52,000 members. Headquartered in Las Vegas, Senior Dimensions is dedicated to providing compassionate and affordable health care coverage to Nevada's older population, as well as certain people with disabilities.

Senior Dimensions understands the importance of access to quality health care, at a cost that is affordable to most seniors. The program listens to its members and acts on their requests. The result? High levels of customer satisfaction, better health outcomes and lower costs to provide needed care.

Senior Dimensions offers affordable plan options as well as a wide range of benefits above and beyond standard Medicare, including prescription drug coverage. Each member of Senior Dimensions is assigned a Personal Assistant. These dedicated staff members offer a wide variety of services to members, ranging from help in selecting a provider to help in answering benefit questions. Personal Assistants are an invaluable key to assuring the health plan meets the needs of its members. In addition, Senior Dimensions offers a fitness benefit called Fit for Life Club[SM], an exercise and wellness program to encourage members to be active and enhance the quality of their life.





With over 200 providers in a variety of medical specialties, Southwest Medical Associates (SMA) has 14 convenient locations throughout Southern Nevada. Ninety-five percent of SMA's physicians are board-certified in their respective specialties; meaning peer standards are routinely met or exceeded.

In addition to a surgical center and urgent care facilities, SMA offers laboratory and x-ray services at nearly all of its locations. In order to accommodate the many shift workers employed in Las Vegas, the clinics offer convenient extended hours for doctor's appointments. All SMA facilities and services are available to members of Health Plan of Nevada and Sierra Health and Life plans, as well as Medicare fee-for-service beneficiaries.

SMA continues to initiate programs designed to improve the clinical experience for its patients. Within the past two years a major advance in x-ray technology has been implemented allowing radiological examinations, studies and images to immediately link to online patient databases. Use of an electronic prescribing system has greatly reduced the potential for prescription errors while increasing generic drug utilization.



"In our clinic, everyone pitches in whenever and wherever needed. That's what makes our clinic operate smoothly. Whether it's the medical assistant, licensed practical nurse or physician, each of us knows that our main concern is to make certain the needs of every patient are met. I constantly see changes improving the well-being of our patients and members, and I am very pleased to be associated with an organization that is devoted to delivering good, quality care."

SMITHA MUTHIALU, MD
Family Medicine
Southwest Medical Associates

CORPORATE FINANCE

"When pursuing a change in my career, Sierra Health Services was at the top of my list of places to work. It has more than met my expectations. Sierra has given me opportunities to work on challenging projects that have significantly enhanced my skills. I work with a team of top financial professionals that are knowledgeable and share the integrity that Sierra is known for."

MARC BRIGGS
Assistant Corporate Controller



Financial integrity is the hallmark of any well-run company, be it public or private. For a publicly traded company, today's business environment requires transparency in financial disclosures, assuring that all investors receive the same complete and timely information. Sierra's Corporate Finance Department oversees the interests of shareholders, bondholders, bankers, financial regulators, management and employees, just to name a few.

The financial team who makes up this department is responsible for carrying out all financial and accounting requirements of the Company, including maintaining accurate and complete records, collecting and paying accounts accurately and on time and supplying meaningful public reports and information.

Adhering to evolving regulatory standards imposed by the Securities and Exchange Commission and the Financial Accounting Standards Board, Corporate Finance has implemented numerous changes over the years, with a resultant increase in financial controls. Working closely with Sierra's internal and external auditors, the team works diligently to assure the reliability of the financial data and its accordance with generally accepted accounting principles.





Identifying and resolving an issue in a timely manner is the ultimate objective of Sierra's Member Services Department. Effective customer service is not simply answering the phone promptly, but creating a total environment to ensure the best possible delivery of health care. Listening closely to customers' needs and responding to their concerns requires efficiency from our representatives at all times.

More than 80 phone representatives handle member questions in a thorough and timely manner. This dedicated staff helps members understand their benefits, answers questions regarding claims and, when asked, assists members with the selection of a primary care provider.

No matter what question a member may have, Member Service representatives are trained to provide assistance. Retention of our current members and patients is as important as acquiring new ones. At Sierra, dedication to member satisfaction is a priority.



"When a member visits our office, I'm the first person they see. Therefore, it's very important to me that I greet them in a courteous manner, make them comfortable and let them know I'm there to provide the assistance they need, as quickly as possible. It's important to me that our members feel confident about their visit to our office. Knowing that I am able to guide a member in the right direction, assist them with questions or just be there to listen is extremely rewarding."

MARY KRYAH
Senior Administrative Support, Member Services
Health Plan of Nevada

PRODUCTS AND SERVICES

as of January 2005

HMO Commercial
Health Plan of Nevada
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

HMO Medicare
Senior Dimensions
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

HMO Medicaid
Smart Choice[SM]
Las Vegas & Reno metropolitan areas
Northern Choice[SM]
Reno metropolitan area

Point of Service
Sierra Choice
Las Vegas & Reno metropolitan areas, Laughlin, rural northern Nevada counties

Managed Indemnity/PPO/Life Insurance/Medicare Supplement
Sierra Health and Life Insurance Company
Colorado, Iowa, Louisiana, Nevada, Texas

Medical Group
Southwest Medical Associates
13 clinics and 1 outpatient surgery clinic in the Las Vegas metropolitan area

Mental Health & Substance Abuse Counseling
Behavioral Healthcare Options
Arizona, California, Mississippi, Nevada & Texas—telephonic utilization conducted in all states

Home Health
Family Health Care Services
Family Home Hospice
Sierra Home Medical Products
dba THC of Nevada
All in Nevada

Administrative Services
Sierra Health-Care Options
Colorado, Nevada
Sierra Nevada Administrators
Nevada

2004 BOARD OF DIRECTORS

Anthony M. Marlon, MD
Chairman of the Board
President
Chief Executive Officer

Albert L. Greene
Chief Executive Officer
Queen of Angels
Hollywood Presbyterian Medical Center

Thomas Y. Hartley
Chairman of the Board
Southwest Gas Corporation

Michael E. Luce
President
The Walters Group

Erin E. MacDonald
Former President and
Chief Operating Officer
Chief of Staff

William J. Raggio
State Senator of Nevada
Director
Archon Corporation
(fka Santa Fe Gaming Corp.)
Shareholder
Jones Vargas
Attorney-at-Law

Charles L. Ruthe
Chairman of the Board
Charles L. Ruthe and Associates

Anthony L. Watson
Chairman of the Board
Chief Executive Officer

2004 FINANCIAL REVIEW

SIERRA HEALTH SERVICES, INC.

SELECTED FINANCIAL DATA

The table below presents our selected consolidated financial information for the years indicated. The table should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information which appears elsewhere in this 2004 Annual Report. The selected consolidated financial data below has been derived from our audited Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, (In thousands, except per share data)	2004	2003	2002	2001[3]	2000[3]
Statements Of Operations Data:					
OPERATING REVENUES:					
Medical Premiums	$ 1,131,147	$ 962,176	$ 857,741	$ 718,994	$ 637,769
Military Contract Revenues	372,608	465,313	373,589	338,918	330,352
Professional Fees	35,115	37,367	30,923	28,985	33,102
Investment and Other Revenues	36,565	20,223	16,382	16,603	18,393
Total	1,575,435	1,485,079	1,278,635	1,103,500	1,019,616
OPERATING EXPENSES:					
Medical Expenses	878,500	762,865	712,290	608,757	576,738
Military Contract Expenses	317,699	452,554	360,375	331,621	323,265
General and Administrative Expenses	181,434	137,263	133,979	122,623	112,220
Asset Impairment, Restructuring Reorganization and Other Costs[1]	—	—	—	—	30,836
Total	1,377,633	1,352,682	1,206,644	1,063,001	1,043,059
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	197,802	132,397	71,991	40,499	(23,443)
Interest Expense	(4,684)	(5,491)	(7,650)	(15,738)	(17,865)
Other Income (Expense), Net	104	(223)	55	(2,119)	1,084
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	193,222	126,683	64,396	22,642	(40,224)
(PROVISION) BENEFIT FOR INCOME TAXES	(70,096)	(44,565)	(22,088)	(7,161)	9,205
INCOME (LOSS) FROM CONTINUING OPERATIONS	123,126	82,118	42,308	15,481	(31,019)
LOSS FROM DISCONTINUED OPERATIONS	(389)	(19,792)	(5,860)	(11,995)	(168,896)
NET INCOME (LOSS)	$ 122,737	$ 62,326	$ 36,448	$ 3,486	$ (199,915)
EARNINGS PER COMMON SHARE:					
Income (Loss) from Continuing Operations	$ 4.62	$ 2.93	$ 1.47	$ 0.56	$ (1.15)
Loss from Discontinued Operations	(0.01)	(0.71)	(0.20)	(0.43)	(6.22)
Net Income (Loss)	$ 4.61	$ 2.22	$ 1.27	$ 0.13	$ (7.37)
Weighted Average Number of Common Shares Outstanding	26,631	28,053	28,756	27,685	27,142
EARNINGS PER COMMON SHARE ASSUMING DILUTION:[2]					
Income (Loss) from Continuing Operations	$ 3.58	$ 2.34	$ 1.36	$ 0.54	$ (1.15)
Loss from Discontinued Operations	(0.01)	(0.55)	(0.19)	(0.42)	(6.22)
Net Income (Loss)	$ 3.57	$ 1.79	$ 1.17	$ 0.12	$ (7.37)
Weighted Average Number of Common Shares Outstanding Assuming Dilution[2]	34,822	35,633	31,141	28,509	27,142

DECEMBER 31, (In thousands)	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working Capital	$ 152,666	$ 171,652	$ 122,252	$ 65,986	$ 46,201
Total Assets	689,780	1,134,121	1,065,966	1,064,846	1,162,773
Long-term Debt (Net of Current Portion)	125,395	116,645	60,710	163,993	224,970
Cash Dividends per Common Share	none	none	none	none	none
Stockholders' Equity	201,697	150,764	156,565	96,519	90,473

(1) We recorded certain identifiable asset impairment, restructuring, reorganization and other costs.

(2) The earnings per common share assuming dilution for the year ended December 31, 2003 have been restated in accordance with EITF 04-8 as described in Note 2 of the Notes to the Consolidated Financial Statements.

(3) We adopted SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. With the adoption of SFAS 142, we ceased the amortization of goodwill. We recorded goodwill amortization expense of $805,000 and $1,131,000 for the years ended 2001 and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of our consolidated financial condition and results of operations. The discussion should be read in conjunction with the Consolidated Financial Statements and related Notes thereto. The information contained below may be subject to risk factors. We urge you to review carefully the section "Risk Factors" in our 2004 Form 10-K for a more complete discussion of the risks associated with an investment in our securities. See Note on "Forward-Looking Statements" and "Risk Factors" under Item 1 in our 2004 Form 10-K.

	YEARS ENDED DECEMBER 31,			PERCENT OF REVENUE YEARS ENDED DECEMBER 31,			INCREASE (DECREASE)			
(In thousands, except percentages)	2004	2003	2002	2004	2003	2002	2004 vs. 2003		2003 vs. 2002	
OPERATING REVENUES:										
Medical Premiums	$ 1,131,147	$ 962,176	$ 857,741	71.8%	64.8%	67.1%	$ 168,971	17.6%	$ 104,435	12.2%
Military Contract Revenues	372,608	465,313	373,589	23.7	31.3	29.2	(92,705)	(19.9)	91,724	24.6
Professional Fees	35,115	37,367	30,923	2.2	2.5	2.4	(2,252)	(6.0)	6,444	20.8
Investment and Other Revenues	36,565	20,223	16,382	2.3	1.4	1.3	16,342	80.8	3,841	23.4
Total	1,575,435	1,485,079	1,278,635	100.0	100.0	100.0	90,356	6.1	206,444	16.1
OPERATING EXPENSES:										
Medical Expenses	878,500	762,865	712,290	55.7	51.4	55.7	115,635	15.2	50,575	7.1
Medical Care Ratio	75.3%	76.3%	80.2%					(1.0)		(3.9)
Military Contract Expenses	317,699	452,554	360,375	20.2	30.5	28.2	(134,855)	(29.8)	92,179	25.6
General and Administrative Expenses	181,434	137,263	133,979	11.5	9.2	10.5	44,171	32.2	3,284	2.5
Total	1,377,633	1,352,682	1,206,644	87.4	91.1	94.4	24,951	1.8	146,038	12.1
OPERATING INCOME FROM CONTINUING OPERATIONS	197,802	132,397	71,991	12.6	8.9	5.6	65,405	49.4	60,406	83.9
Interest Expense	(4,684)	(5,491)	(7,650)	(0.3)	(0.4)	(0.6)	807	(14.7)	2,159	(28.2)
Other Income (Expense), Net	104	(223)	55	—	—	—	327	(146.6)	(278)	(505.5)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	193,222	126,683	64,396	12.3	8.5	5.0	66,539	52.5	62,287	96.7
PROVISION FOR INCOME TAXES	(70,096)	(44,565)	(22,088)	(4.5)	(3.0)	(1.7)	(25,531)	57.3	(22,477)	101.8
Tax Rate	36.3%	35.2%	34.3%					1.1		0.9
INCOME FROM CONTINUING OPERATIONS	123,126	82,118	42,308	7.8	5.5	3.3	41,008	49.9	39,810	94.1
LOSS FROM DISCONTINUED OPERATIONS	(389)	(19,792)	(5,860)	—	(1.3)	(0.5)	19,403	(98.0)	(13,932)	237.7
NET INCOME	$ 122,737	$ 62,326	$ 36,448	7.8%	4.2%	2.8%	$ 60,411	96.9%	$ 25,878	71.0%
EARNINGS PER COMMON SHARE ASSUMING DILUTION:[(1)]										
Income from Continuing Operations	$ 3.58	$ 2.34	$ 1.36				$ 1.24	53.0%	$ 0.98	72.1%
Loss from Discontinued Operations	(0.01)	(0.55)	(0.19)				0.54	(98.2)	(0.36)	189.5
Net Income	$ 3.57	$ 1.79	$ 1.17				$ 1.78	99.4%	$ 0.62	53.0%
HMO Membership:										
Commercial	226,000	202,000	187,000				24,000	11.9 %	15,000	8.0%
Medicare	53,000	51,000	48,000				2,000	3.9	3,000	6.3
Medicaid	51,000	39,000	37,000				12,000	30.8	2,000	5.4
Total	330,000	292,000	272,000				38,000	13.0%	20,000	7.4%

(1) The earnings per common share assuming dilution for the year ended December 31, 2003 have been restated in accordance with EITF 04-8 as described in Note 2 of the Notes to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our continuing operations derive revenues from our health maintenance organization (HMO), managed indemnity plans and military health care services. To a lesser extent, we also derive revenues from professional fees (consisting primarily of fees for providing health care services to non-members, co-payment fees received from members and ancillary products), and investment and other revenue (consisting of fees for workers' compensation third party administration, utilization management services and ancillary products).

Our principal expenses consist of medical expenses, military contract expenses, and general and administrative expenses. Medical expenses represent capitation fees and other fee-for-service payments paid to independent contracted physicians, hospitals and other health care providers to cover members, pharmacy costs, as well as the aggregate expenses to operate and manage our wholly-owned multi-specialty medical group and other provider subsidiaries. As a provider of health care management services, we seek to positively affect quality of care and expenses by contracting with physicians, hospitals and other health care providers at negotiated price levels, by adopting quality assurance programs, monitoring and coordinating utilization of physician and hospital services and providing incentives to use cost-effective providers. Military contract expenses represent payments to providers for health care services rendered under the TRICARE program, as well as administrative costs to operate the military health care subsidiary. General and administrative expenses generally represent operational costs other than those directly associated with the delivery of health care services and military contract services.

EXECUTIVE SUMMARY

Continuing Operations. Our 2004 operating results were significantly improved over 2003. Our income from continuing operations increased by 49.9% to $123.1 million. The improvement in the 2004 operating results was primarily driven by medical premium revenue growth from new members, premium rate increases, an expansion of our operating margin and contractual settlements and other adjustments at our military operation. Our HMO membership increased by 13.0% from 292,000 at December 31, 2003, to 330,000 at December 31, 2004 as a result of new accounts and in-case growth. Our aggregate 2004 premium rates increased by approximately 6.7% over 2003. The combination of these factors resulted in a 17.6% increase in our medical premium revenues to $1,131.1 million, which was primarily offset by an increase in medical expenses, which increased by 15.2% to $878.5 million. Medical expenses, as a percentage of medical premiums and professional fees, decreased from 76.3% to 75.3%, or 100 basis points for the year. Our operating margin, which is operating income from continuing operations divided by total revenues, improved by 370 basis points to 12.6%.

Our military health services operations segment represented 23.7% of our operating revenues and 28.5% of our operating income from continuing operations for the year. This segment had operating income of $56.4 million for the year compared to $14.8 million for the same period in 2003. For 2003, excluding TRICARE Next Generation (T-Nex) bid related expenses, the military health services operations segment would have had operating income of $24.2 million. The improvement over 2003 is primarily due to change orders and final bid price adjustments on option periods three, four and five of the TRICARE Region 1 contract. The impact on income before taxes of the change orders, final bid price adjustments for option periods three, four and five and other contractual settlements was an increase in income of approximately $25 million.

We were not awarded the T-Nex North Region contract and our appeal to the United States General Accounting Office was denied in December 2003. Health care services under our TRICARE contract for Region 1 ended on August 31, 2004. On September 1, 2004, we entered an eight-month phase-out period at substantially reduced revenues and earnings.

For the year ended December 31, 2004, compared to 2003, investment and other revenues increased from $20.2 million to $36.6 million, an increase of $16.3 million or 80.8%. Of the increase, $12.1 million is related to the services we are providing relative to our sales agreement for the workers' compensation insurance operations, beginning April 1, 2004. For a further description of this agreement, see below in the discussion of investment and other revenues.

For the year ended December 31, 2004, compared to 2003, our general and administrative (G&A) expenses increased from $137.3 million to $181.4 million, an increase of $44.2 million or 32.2%. Of the increase, $21.6 million is for the cost to provide services and other adjustments related to the sale of the workers' compensation insurance operations referred to above.

We had cash flows from operating activities of continuing operations for the year ended December 31, 2004 of $166.2 million compared to $151.9 million for 2003. The improvement in cash flows from continuing operations over 2003 is primarily attributable to cash from earnings offset by a decrease in cash provided by the military health services operations segment for 2004 when compared to 2003.

Discontinued Operations. On January 15, 2003, we announced that we were exploring strategic alternatives to dispose of CII Financial, Inc. (CII). Sierra's Board of Directors authorized the sale of the operations on December 31, 2002. Accordingly, beginning in the fourth quarter of 2002, we reclassified our workers' compensation insurance business as discontinued operations.

On November 25, 2003, we announced that we had reached an agreement to sell California Indemnity Insurance Company (Cal Indemnity), and its subsidiaries. Cal Indemnity was CII's only

significant asset. In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds.

On March 31, 2004, we completed the sale of Cal Indemnity. Cal Indemnity's subsidiaries, which were included in the sale, are Commercial Casualty Insurance Company, Sierra Insurance Company of Texas, and CII Insurance Company.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO 2003

Medical Premiums. The increase in premium revenue for the year reflects an 11.9% increase in commercial member months (the number of months individuals are enrolled in a plan), a 29.4% increase in Medicaid member months and a 5.4% increase in Medicare member months. The growth in Medicare member months contributes significantly to the increase in premium revenues as the Medicare per member premium rates are more than three times higher than the average commercial premium rate. Of the 29.4% increase in Medicaid member months, 17.7% is due to the expansion of our Medicaid service area to Reno, Nevada beginning February 2004.

HMO and POS premium rates for renewing commercial groups increased approximately 7% while the overall recorded per member per month revenue increase, including new and continuing business, was approximately 4%, net of changes in benefits. We did not receive a Medicaid rate increase in 2004 or 2003. The basic Medicare rate increase received for 2004 was approximately 2.2%. In addition, we received a Medicare rate increase on March 1, 2004 of over 15% due to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), as described below.

In December 2003, President Bush signed MMA into law, which, among other changes to Medicare, alters the Medicare+Choice program. Under the MMA, Medicare+Choice plans, renamed Medicare Advantage plans, received increased funding from CMS starting March 2004. Because of the way in which the increased funding was calculated, both our non-Social HMO Medicare Advantage benefit plans and our Social HMO benefit plans received the increased funding. MMA increased our Medicare premium rates by over 15% starting March 1, 2004. The increased funding was used to reduce beneficiary cost sharing, enhance benefits, and stabilize the provider network. In addition, some of the funds were placed into a benefit stabilization fund.

Effective January 2004, CMS adopted a new risk adjustment payment methodology for Medicare beneficiaries who are enrolled in managed care programs, including the Social HMO. For Social HMO members, the new methodology includes a frailty adjuster that uses measures of functional impairment to predict expenditures. CMS is transitioning to the new payment methodology on a graduated basis from 2004 through 2007. In 2004, we were paid 90% based on the previous payment approach and 10% based on the new approach. Excluding the effects of MMA, the new payment methodology reduced our rate increase by 60 basis points. The Social HMO program has been administratively extended by CMS through 2007. For 2005, 2006 and 2007, we will be paid 70%, 50% and 25%, based on the previous payment approach and 30%, 50% and 75%, based on the new approach, respectively. The extension of the Social HMO program will serve as a transition plan so that we can convert to a Medicare Advantage plan in 2008. Based on the most recent information available to us, our 2005 annual Medicare increase, before the effect of the new payment approach and the MMA, would have been 7.9%. The new payment approach reduced this to approximately 4% although the actual increase we will receive over the fourth quarter of 2004 will be approximately 2% as the increased MMA funds were received over the last 10 months of the year and included a proportionate share for January and February 2004.

Continued medical premium revenue growth is principally dependent upon continued enrollment in our products and upon competitive and regulatory factors.

Our commercial membership increased from 202,000 at December 31, 2003 to 226,000 at December 31, 2004. The increase in commercial membership during 2004 is attributed to in-case growth, movement from self-insured plans to our commercial products and new accounts. For January 2005, our commercial membership is up over 9,000 members from December 31, 2004 and our commercial member retention was over 90%. Approximately 35% of our total commercial membership renews in January.

Military Contract Revenues. The decrease in military contract revenue for the year is the result of Sierra Military Health Services, LLC (SMHS) completing its health care operations under the TRICARE contract on August 31, 2004. As a result, SMHS had eight months of health care delivery in 2004 compared to twelve months in 2003.

Incremental change order revenues and final bid price adjustments on option periods three, four and five also decreased during 2004 compared to 2003. Included in the total military contract revenues are incremental change order and bid price adjustments for 2004 and 2003 of approximately $96 million and $148 million, respectively. The final bid price adjustments in 2004 resulted in revenue increases of approximately $6.1 million for option period three (June 1, 2000 to May 31, 2001), which is 3.4% of the final revenue settlement amount for that period. Option period four (June 1, 2001 to May 31, 2002), had revenue increases of approximately $4.3 million, which is 2.3% of the final revenue settlement amount for that period. Option period five (June 1, 2002 to May 31, 2003), had revenue increases of approximately $3.8 million, which is 1.4% of the final revenue settlement amount for that period. The impact on income before taxes of the final bid price adjustments for option periods three, four and five was an increase of $10.6 million. The total impact on income before taxes of the change orders, bid price adjustments and other contractual settlements was an increase of approximately $25 million.

SMHS completed the fifth year of a five-year contract in May 2003. SMHS then operated under a negotiated contract extension period, which ended August 31, 2004. The new contractor became operational in Region 1 on September 1, 2004 and the new contract superseded the remainder of our TRICARE Region 1 contract. On September 1, 2004, SMHS commenced an eight-month phase-out of operations at prices previously negotiated with the DoD. SMHS does not meet the definition of discontinued operations since we do not have plans to dispose of the operations before the phase-out is complete.

SMHS anticipates negotiating the final bid price adjustment settlement with the DoD for option period six (June 1, 2003 to August 31, 2004), during the second quarter of 2005. This settlement will include the final revenue adjustments and a final adjustment for updated health care expense estimates for this option period. At the conclusion of the settlement, SMHS will pay the DoD the estimated portion of the remaining military health care payable. As with previous settlements, this final settlement may have a material impact on our results of operations.

SMHS phase-out revenues for the year 2005 are expected to be approximately $8 million. As a result, our failure to win the competitive procurement for the T-Nex contract will have a material adverse effect on our revenues and operating income for future years. In addition, there can be no assurance that the phase-out revenues will cover all of our costs incurred during this period.

In March 2004, SMHS entered into a definitive agreement with the new T-Nex North Region Contractor to provide certain transition services and to sell certain portions of its TRICARE business, including its provider network and certain other assets. The value of the transaction was $4.0 million based on SMHS' operational performance through October 2004.

For more detail on SMHS' results of operations, see Note 18, Segment Reporting, in the Notes to the Consolidated Financial Statements.

Professional Fees. The decrease in professional fees is primarily a result of the outsourcing of our eye care unit in late 2003. The outsourcing of these services reduced both our revenue and corresponding expenses.

Investment and Other Revenues. The primary increase in investment and other revenues is in administrative services revenue due to the services we are providing relative to our sales agreement for the workers' compensation insurance operations beginning April 1, 2004. On March 31, 2004, we completed the sale of the workers' compensation insurance operations and we have been engaged to administer claims through a third party claims administrator for a period of fifteen years as well as perform certain transition and managed care services. Total revenue associated with these services for the year ended December 31, 2004 was $12.1 million. The cost to provide these services is reflected in our general and administrative expenses. In addition, we recorded accrued interest of $1.4 million on the note receivable.

Medical Expenses. The increase in medical expenses is due primarily to our increased membership, which is in part offset by a lower medical care ratio. This ratio, which is medical expenses as a percentage of medical premiums and professional fees, decreased from 76.3% to 75.3%. The favorable decrease in our medical care ratio is due primarily to premium increases and benefit reductions in excess of cost increases. The number of days in claims payable, which is the medical claims payable balance divided by the average medical expense per day for the year, at December 31, 2004, was 49.7 compared to 49.6 at December 31, 2003. In an effort to further improve service and customer relations with our medical providers, we have enhanced several claims processes, including electronic data interchange and optical character recognition, to reduce the time required to make claim payments. The impact of these enhancements has resulted in a slight decrease in days in claims payable and the absence of these enhancements would have likely resulted in a larger increase in days in claims payable.

Our medical claims payable liability requires us to make significant estimates. Any changes to the estimates would be reflected in the year the adjustments are made. Included in medical expenses is favorable development on prior years' estimates of $11.4 million and $14.0 million for the years ended December 31, 2004 and 2003, respectively. The favorable development is a result of claims being settled for amounts less than originally estimated. For a further description of the estimate for our medical claims payable liability, see below in our discussion of critical accounting policies.

We contract with hospitals, physicians and other independent contracted providers of health care under capitated or discounted fee-for-service arrangements, including hospital per diems, to provide medical care services to members. Capitated providers are at risk for a portion of the cost of medical care services provided to our members in the relevant geographic areas; however, we are ultimately responsible for the provision of services to our members should the capitated provider be unable to provide the contracted services. We incurred capitation expenses with non-affiliated providers of $114.1 million and $101.8 million, or 13.0% and 13.3%, of our total medical expenses for 2004 and 2003, respectively.

Military Contract Expenses. The decrease in military contract expenses is primarily the result of SMHS completing its final month of health care operations under the TRICARE contract in August 2004. Partially offsetting the decrease in contract expenses are final bid price adjustments on option periods three, four and five of the TRICARE Region 1 contract. The final adjustments resulted in a contract expense increase of approximately $1.9 million for option period three, which is 0.9% of the final contract expense settlement amount for that period. Option period four had an increase of $1.9 million, which is 0.8% of the final contract expense settlement

amount for that period. Option period five had an expense decrease of $200,000, which is 0.1 % of the final contract expense settlement amount for that period. There were no final settlements of bid price adjustments in 2003, however, 2003 included T-Nex related costs of $9.4 million. Included in our military contract expenses for both periods is an allocation of corporate overhead of $1.0 million per quarter for direct and indirect services provided to SMHS.

Included in military contract expenses is favorable development of prior years' estimates of military health care payable having an earnings impact of $14.1 million and $3.2 million for the years ended December 31, 2004 and 2003, respectively. In addition, favorable development of prior years estimates of military health care payable having a non-earnings impact were $6.5 million and $10.8 million for 2004 and 2003, respectively. The non-earnings impact was offset by a reduction in military contract revenues pursuant to the gain/loss risk-sharing with the government. The favorable development was a result of claims being settled for amounts less than originally estimated. For a further description of the estimate for our military health care payable liability, see below in our discussion of critical accounting policies.

Health care delivery expenses consist primarily of costs to provide managed health care services to eligible beneficiaries in accordance with Sierra's TRICARE contract through August 31, 2004. Under the contract, SMHS provided health care services to 710,000 eligible individuals of active duty military personnel, military retirees under the age of 65 and dependents of military retirees through a network of approximately 50,000 health care providers and certain other subcontractor partnerships. Also included in military contract expenses are costs incurred to perform specific administrative services, such as health care appointment scheduling, enrollment, medical and network management services as well as health care advice line services, and other administrative functions of the military health care subsidiary. These administrative services were performed for active duty personnel and family members as well as retired military families.

General and Administrative Expenses. The primary increase in G&A expenses is the $21.6 million to provide services and other adjustments relative to our sales agreement for the workers' compensation insurance operations as discussed above. Included in the $21.6 million are $15.0 million of G&A expenses related to a valuation allowance recorded for the $62.0 million note receivable from the sale of the workers' compensation insurance business. The note is subject to adjustment based on loss development that occurs from the sale date through December 31, 2009. During the fourth quarter of 2004, we engaged a new independent actuary to evaluate the loss development. Based on their actuarial projections, we recorded a $15.0 million valuation allowance. Partially offsetting the valuation allowance are adjustments in accrued liabilities associated with the sale of Cal Indemnity of $5.5 million as a result of actual revenues exceeding estimates and actual expenses being less than projected expenses. The remaining increase in G&A is due to increases in employee compensation related expenses, premium taxes and brokers' fees.

As a percentage of total operating revenues, G&A expenses were 11.5% for 2004, compared to 9.2% in 2003. As a percentage of medical premium revenue, G&A expenses were 16.0% for 2004, compared to 14.3% for 2003. Excluding the services relative to our sales agreement for the workers' compensation insurance operations and the adjustments described above, our 2004 G&A expenses, as a percentage of total operating revenues and medical premium revenue, were 10.2% and 14.1%, respectively.

Interest Expense. The decrease in interest expense is primarily due to the write off of the remaining deferred financing fees on our amended and restated credit facility of approximately $800,000 in 2003.

Other Income (Expense), Net. The expense in 2003 was primarily related to the loss on sale of various assets in the normal course of operations.

Provision for Income Taxes. The effective tax rate for 2004 was 36.3% compared to 35.2% for 2003. Our effective tax rate is greater than the statutory rate due to state income taxes, valuation allowances and other non-deductible expenses, offset by tax-preferred investments.

Our effective tax rate is based on actual or expected income, statutory tax rates and tax planning opportunities available to us. We may use significant estimates and judgments in determining our effective tax rate. We are occasionally audited by federal, state or local jurisdictions regarding compliance with federal, state and local tax laws and the recognition of income and deductibility of expenses. Tax assessments may not arise until several years after tax returns are filed. While there is an element of uncertainty in predicting the outcome of tax audits, we believe that the recorded tax assets and liabilities are appropriately stated based on our analyses of probable outcomes, including interest and other potential adjustments. Our tax assets and liabilities are adjusted based on the most current facts and circumstances, including the progress of audits, case law and emerging legislation and any adjustments are included in the effective tax rate in the period of adjustment.

Discontinued Operations consist of our Texas HMO health care operations and the CII workers' compensation operations up to March 31, 2004, the date of the sale of the insurance operations. The Texas HMO health care operations had net income of $293,000 for 2004, which was offset by a net loss on the CII workers' compensation operations of $682,000.

Discontinued Texas HMO Health Care Operations. There is minimal activity remaining relative to our discontinued Texas operations. We have discontinued paying most Texas claims, as our evidence of coverage requires that all claims must be settled within 18 months of the time of service.

Discontinued CII Workers' Compensation Operations. On March 31, 2004, we completed the sale of CII's subsidiary, Cal Indemnity. The ongoing activity related to this transaction, subsequent to the March 31, 2004 closing date, has been discussed above.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO 2002

Medical Premiums. The increase in premium revenue reflects a 7.2% increase in Medicare member months, a 19.9% increase in Medicaid member months and a 4.8% increase in commercial member months. HMO and POS premium rates for renewing commercial groups increased approximately 13% while the overall recorded per member per month revenue increase, including new and continuing business, was approximately 11%. Managed indemnity rates on renewing groups increased approximately 9%. We did not receive a Medicaid rate increase in 2002 or 2003. The basic Medicare rate increase received in 2003 was approximately 2.0%. Our overall Medicare rate increase was approximately 2.8% due primarily to an increase in the Social HMO membership as a percentage of our total Medicare membership.

Military Contract Revenues. Included in the total military contract revenues are incremental change order and bid adjustments for 2002 and 2003 of approximately $149 million and $148 million, respectively. The increase in revenue is the result of higher base contract revenue primarily due to the increased eligible beneficiaries from the call up of reservists in Region 1 and their family members who are eligible for the TRICARE program after 30 days and the positive impact of the first year of our contract extension, which began June 2003. The base monthly revenue under the contract extension is higher than it was under the previous contract. There were no final settlements of bid price adjustments in 2002 or 2003.

Professional Fees. The increase in professional fees is a result of increased visits due to membership growth, a higher percentage of members selecting our owned medical group and an increase in related services performed by our other provider subsidiaries.

Investment and Other Revenues. Investment and other revenues increased due to higher average invested balances, an increase in net gains on the sale of investments of $600,000 and an increase in revenues associated with administrative services of $1.1 million.

Medical Expenses. The increase in medical expenses is due primarily to our increased membership, which is in part offset by a lower medical care ratio. This ratio, which is medical expenses as a percentage of medical premiums and professional fees, decreased to 76.3% from 80.2%. The favorable decrease in our medical care ratio is due primarily to premium increases in excess of cost increases, lower average cost per hospital bed day as a result of a new hospital contract we entered into in the third quarter of 2002, favorable pharmacy costs and favorable claims development from prior periods. The favorable decrease was partially offset by malpractice cost increases at our medical provider subsidiary. The number of days in claims payable, which is the medical claims payable balance divided by the average medical expense per day for the year, at December 31, 2003, was 49.6 compared to 50.3 at December 31, 2002.

Our medical claims payable liability requires us to make significant estimates. Any changes to the estimates would be reflected in the year the adjustments are made. Included in medical expenses is favorable development on prior years' estimates of $14.0 million and $10.9 million for the years ended December 31, 2003 and 2002, respectively. The favorable development is a result of claims being settled for amounts less than originally estimated. For a further description of the estimate for our medical claims payable liability, see below in our discussion of critical accounting policies.

We contract with hospitals, physicians and other independent contracted providers of health care under capitated or discounted fee-for-service arrangements, including hospital per diems, to provide medical care services to members. Capitated providers are at risk for a portion of the cost of medical care services provided to our members in the relevant geographic areas; however, we are ultimately responsible for the provision of services to our members should the capitated provider be unable to provide the contracted services. We incurred capitation expenses of $101.8 million and $88.8 million, or 13.3% and 12.5%, of our total medical expenses for 2003 and 2002, respectively.

Military Contract Expenses. The increase in military contract expenses is consistent with the increase in revenues discussed previously and includes $9.4 million in T-Nex related costs for 2003 compared to $5.1 million in 2002. Included in military contract expenses is favorable development of prior years' estimates of military health care payable having an earnings impact of $3.2 million and $4.6 million for the years ended December 31, 2003 and 2002, respectively. In addition, favorable development of prior years estimates of military health care payable having a non-earnings impact were $10.8 million and $16.5 million for 2003 and 2002, respectively. The non-earnings impact was offset by a reduction in military contract revenues pursuant to the gain/loss risk-sharing with the government. The favorable development was a result of claims being settled for amounts less than originally estimated. For a further description of the estimate for our military health care payable liability, see below in our discussion of critical accounting policies.

General and Administrative Expenses. G&A expenses increased due to increases in payroll and benefits and facility lease expense partially offset by a decrease in legal expenses. The increase in facility lease expense is due to the rent payments associated with the sale-leaseback transaction for our administrative buildings now being recorded as an operating expense. Previously, the rent payments were recorded as interest and a reduction of principal and the assets were being depreciated. As a percentage of revenues, G&A expenses were 9.2% for 2003, compared to 10.5% in 2002 as a result of the items described above and the overall increase in revenues. As

a percentage of medical premium revenue, G&A expenses were 14.3% for 2003, compared to 15.6% for 2002 due to the overall increase in medical premium revenue.

Interest Expense. The Company's sale-leaseback transaction accounted for a decrease of approximately $2.8 million for 2003 as the remaining buildings qualified as a sale during 2002. The decrease in the interest expense related to our revolving credit facility was primarily offset by an increase in interest related to the new senior convertible debentures.

Other Income (Expense), Net resulted in expense of approximately $200,000 for 2003 compared to income of approximately $55,000 for 2002.

Provision for Income Taxes. The effective tax rate for 2003 was 35.2% compared to 34.3% for 2002. Our effective tax rate was greater than the statutory rate due primarily to an increase in state income taxes.

Our effective tax rate is based on actual or expected income, statutory tax rates and tax planning opportunities available to us. We may use significant estimates and judgments in determining our effective tax rate. We are occasionally audited by federal, state or local jurisdictions regarding compliance with federal, state and local tax laws and the recognition of income and deductibility of expenses. Tax assessments may not arise until several years after tax returns are filed. While there is an element of uncertainty in predicting the outcome of tax audits, we believe that the recorded tax assets and liabilities are appropriately stated based on our analyses of probable outcomes, including interest and other potential adjustments. Our tax assets and liabilities are adjusted based on the most current facts and circumstances, including the progress of audits, case law and emerging legislation and any adjustments are included in the effective tax rate in the period of adjustment.

Discontinued Operations. *Discontinued Texas HMO Health Care Operations.* The income from the Texas HMO health care operations for 2003 included a pre-tax gain on the early payoff of the remaining Kaiser-Texas mortgage loan of $2.1 million, a net decrease in litigation accruals of $3.0 million and, favorable development in medical claim liabilities of $1.8 million partially offset by a loss on the sale/write down of real estate of approximately $400,000 and other operating expense and adjustments of $1.7 million. The combined adjustments resulted in pre-tax income from the discontinued Texas HMO health care operations of $4.8 million, or $3.1 million net of tax.

During 2002, TXHC sold four real estate properties and a piece of land, which resulted in a gain, net of tax, on the sale of approximately $700,000. In conjunction with the sales, we were required, under the terms of the mortgage loan agreement, to pay pre-determined minimum amounts of the mortgage note. Since the principal payments resulted in a reduction of future interest, future accrued interest was reduced and a gain, net of tax, of $1.9 million was recorded.

Discontinued CII Workers' Compensation Operations. The discontinued workers' compensation operations for 2003 had a net loss of $22.9 million. Net earned premiums decreased by $53.2 million or 30.2% due primarily to a decrease in direct earned premiums of $48.4 million and an increase in ceded reinsurance premiums of $5.7 million partially offset by an increase in assumed premiums of approximately $900,000.

Investment and other revenue decreased by $3.3 million or 26.4% due to a decrease in the average investment yields during the period.

In conjunction with the decision to sell the workers' compensation operations at the end of 2002, CII recorded valuation adjustments of $17.3 million, $11.3 million after tax, to reduce this business to its estimated net realizable value upon disposition. The valuation adjustments included the write down of accounts receivable, fixed assets and certain other assets of $4.0 million, and additional loss reserves of $8.3 million for the 2002 accident year and $5.0 million for prior accident years.

In the second quarter of 2003, we recorded $4.0 million, $2.6 million after tax, in additional valuation adjustments. On November 25, 2003, we announced that we had reached an agreement to sell Cal Indemnity and its subsidiaries. In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds. Due to the nature of the loss on the write down of the investment in Cal Indemnity no current tax benefit was realized.

Excluding the $15.6 million charge, expenses decreased in the CII workers' compensation operations by approximately $65.8 million or 31.2%. The decrease is primarily due to the following:

- In 2003, we recorded $16.9 million of net adverse loss development for prior accident years compared to net adverse loss development of $24.0 million recorded in 2002. The net adverse loss development recorded in 2003 was largely attributable to higher costs per claim, or claim severity, in California, primarily on accident years 1997-2002 except 2000. Higher claim severity has had a negative impact on the entire California workers' compensation industry in the past few periods and this trend may continue.
- The loss and loss adjustment expense (LAE) ratio for the 2003 accident year compared to the 2002 accident year was lower by 7.0%, which resulted in a decrease in loss and LAE of approximately $8.6 million. The reduction is primarily related to our premium rate increases.
- A $42.1 million reduction in loss and LAE is related to the decrease in net earned premiums in 2003 compared to 2002.
- The net decrease in underwriting expenses, policyholders' dividends and other operating expenses was approximately $8.0 million and is attributable to the lower premium revenue for the period.

The net adverse loss development on prior accident years included those years that were covered by our reinsurance agreements. This resulted in an increase in the reinsurance recoverable balance, which was then reduced by amounts collected from reinsurers. For the year ended December 31, 2003, we increased our ceded reserves by $40.9 million and received payments from our reinsurers totaling $53.0 million.

The combined ratio is a measurement of the workers' compensation underwriting profit or loss and is the sum of the loss and LAE ratio, underwriting expense ratio and policyholders' dividend ratio. A combined ratio of less than 100% indicates an underwriting profit. Our combined ratio was 118.9% compared to 119.6% for 2002. The decrease was primarily due to a decrease in the loss and LAE ratio. Excluding prior accident years' adverse loss development, the combined ratio would have been 105.2% for 2003 and 106.0% for 2002.

LIQUIDITY AND CAPITAL RESOURCES

We had cash flows from operating activities for continuing operations of $166.2 million for the year ended December 31, 2004 compared to $151.9 million in 2003. We used the majority of the cash flow for the repurchase of the Company's common stock and for capital expenditures. The improvement in cash flows from continuing operations over 2003 is primarily attributable to cash from earnings offset by a decrease in cash provided by the military health services operations segment.

We expect that the loss of the T-Nex contract will adversely affect our cash flow from operations in the first half of 2005. During the phase-out period, we expect that SMHS will use $15 million to $20 million of its cash, as the payout of the remaining liabilities will exceed SMHS' accounts receivable and other non-cash asset balances.

Net cash used for investing activities of continuing operations during 2004 included $26.2 million in capital expenditures associated with clinical expansion and associated medical equipment, continued implementation of new computer systems, leasehold improvements on facilities, furniture and equipment and other capital purchases to support our growth. This was offset by net proceeds of $3.1 million from property and equipment dispositions.

Net cash used for financing activities of continuing operations during 2004 included borrowing on our revolving credit facility of $10.0 million offset by payments of $1.6 million on other debt. Proceeds from the issuance of stock in connection with stock plans were $26.8 million and cash of $133.8 million was used to repurchase our common stock.

Discontinued operations provided cash of $1.8 million in 2004, compared to a use of cash of $17.8 million in 2003. Cash provided in 2004 was primarily the result of the sale of Cal Indemnity. Cash used in 2003 was primarily for the payoff of the remaining Kaiser-Texas mortgage loan for $12.9 million and the redemption of the outstanding 91/2% senior debentures for $15.3 million.

SIERRA DEBENTURES

In March 2003, we issued $115.0 million aggregate principal amount of 2 1/4% senior convertible debentures due March 15, 2023. The debentures pay interest, which is due semi-annually on March 15 and September 15 of each year. Each $1,000 principal amount of debentures is convertible, at the option of the holders, into 54.6747 shares of Sierra Health Services, Inc., common stock prior to March 15, 2023 if (i) the market price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share of our common stock; (ii) the debentures are called for redemption; (iii) there is an event of default with respect to the debentures; or (iv) specified corporate transactions have occurred. Beginning December 2003 and for each subsequent period, the market price of our common stock has exceeded 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days. The conversion rate is subject to certain adjustments. This conversion rate initially represents a conversion price of $18.29 per share. Holders of the debentures may require us to repurchase all or a portion of their debentures on March 15 in 2008, 2013 and 2018 or upon certain corporate events including a change in control. In either case, we may choose to pay the purchase price of such debentures in cash or common stock or a combination of cash and common stock. The debentures can be redeemed by us for cash beginning on or after March 20, 2008.

We used the net proceeds of the offering to repay the $39.0 million outstanding under the then existing credit facility and to contribute $35.0 million to SMHS. The $35.0 million contribution to SMHS was subsequently repaid to us in February 2004. We also used $19.9 million of the proceeds to purchase 1.6 million shares of our common stock under our repurchase program. The remainder of the net proceeds were used for working capital and general corporate purposes including additional share repurchases.

REVOLVING CREDIT FACILITY

On March 3, 2003, we entered into a $65.0 million revolving credit facility, which replaced our amended and restated credit facility. Interest on the facility was initially LIBOR plus 2.25% and had been LIBOR plus 2.00% since the third quarter of 2003. The facility was set to expire on April 30, 2006. Effective October 19, 2004, the facility was amended to extend the maturity of the facility to December 31, 2009, increase the availability to $100.0 million and reduce the interest rate

which is currently LIBOR plus 1.20% based on current covenant ratios. The facility is available for general corporate purposes. At December 31, 2004, we have drawn $10.0 million on this facility.

The credit facility is secured by guarantees by certain of our subsidiaries and a first priority perfected security interest in: (i) all of the capital stock of each of our unregulated, material domestic subsidiaries (direct or indirect) as well as all of the capital stock of certain regulated, material domestic subsidiaries; and (ii) all other present and future assets and properties of ours and those of our subsidiaries that guarantee our credit agreement obligations (including, without limitation, accounts receivable, inventory, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) subject, in each case, to the exclusion of the capital stock of CII and certain other exclusions.

The revolving credit facility has covenants that limit our ability and the ability of our subsidiaries to dispose of assets, incur indebtedness, incur other liens, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures and otherwise restrict certain corporate activities. Per the most recent amendment, based on us exceeding a certain covenant ratio requirement, our ability to pay dividends, repurchase our common stock and prepay other debt is unlimited provided that we can still maintain the required ratios after such transaction or any borrowing incurred as a result of such transaction. In addition, we are required to comply with specified financial ratios as set forth in the credit agreement. We believe that we are in compliance with all covenants of the credit agreement.

SIERRA SHARE REPURCHASE PROGRAM

From January 1, 2004 through December 31, 2004, we purchased 3.4 million shares of our common stock, in the open market or negotiated transactions, for $133.8 million at an average cost per share of $39.51. Since the repurchase program began in early 2003 and through December 31, 2004, we have purchased, in the open market or through negotiated transactions, 8.7 million shares for $233.3 million at an average cost per share of $26.76. On May 20, 2004, and December 7, 2004 our Board of Directors authorized us to purchase an additional $50.0 million and $70.0 million worth of our common stock, respectively. At December 31, 2004, $71.4 million was still available under the Board of Directors authorized plan.

Included in the repurchases for the first quarter of 2004 are 500,000 shares we purchased from our CEO, at $32.00 per share, for a total of $16.0 million. The closing price of our common stock on the date of the transaction, February 11, 2004, was $32.35. Included in the repurchases for the second quarter of 2004 are 500,000 shares we purchased from our CEO, at $43.20 per share, for a total of $21.6 million. The closing price of our common stock on the date of the transaction, May 27, 2004, was $43.25. The independent directors of our Board of Directors approved the purchases.

Our revolving credit facility, as amended, currently allows for unlimited stock repurchases based on meeting a certain covenant ratio. We have repurchased 141,000 shares for $8.0 million at an average cost of $57.12 subsequent to December 31, 2004 through March 9, 2005.

STATUTORY CAPITAL AND DEPOSIT REQUIREMENTS

Our HMO and insurance subsidiaries are required by state regulatory agencies to maintain certain deposits and must also meet certain net worth and reserve requirements. The HMO and insurance subsidiaries, including the discontinued operations, had restricted assets on deposit in various states totaling $16.8 million at December 31, 2004. The HMO and insurance subsidiaries must also meet requirements to maintain minimum stockholders' equity, on a statutory basis, as well as minimum risk-based capital requirements, which are determined annually. In conjunction with the exit from the Texas HMO health care market, the Texas Department of Insurance approved a plan of withdrawal and Texas Health Choice, L.C., is now required to maintain deposits of $1.5 million and net worth of at least $3.5 million. We believe we are in material compliance with our regulatory requirements.

Of the $207.6 million in cash and cash equivalents held at December 31, 2004, including discontinued operations, $2.3 million was held by discontinued operations and $129.7 million was designated for use only by the regulated subsidiaries. Amounts are available for transfer to the holding company from the HMO and insurance subsidiaries only to the extent that they can be remitted in accordance with the terms of existing management agreements and by dividends. The holding company will not receive dividends from its regulated subsidiaries if such dividend payment would cause violation of statutory net worth and reserve requirements.

OBLIGATIONS AND COMMITMENTS

The following schedule represents our obligations and commitments for long-term debt, capital leases and operating leases at December 31, 2004. The amounts presented below include all future payments associated with each obligation including interest expense.

(In thousands)	LONG-TERM DEBT	CAPITAL LEASES	OPERATING LEASES	TOTAL
Payments due in less than 1 year	$ 2,588	$ 135	$ 19,370	$ 22,093
Payments due in 1 to 3 years	5,175	264	36,367	41,806
Payments due in 4 to 5 years	15,175	136	33,830	49,141
Payments due after 5 years	149,931	92	97,366	247,389
Total	$ 172,869	$ 627	$ 186,933	$ 360,429

OTHER

We have a 2005 capital budget of approximately $30 million and are also limited in the amount of capital expenditures we can make by our revolving credit facility. The 2005 planned expenditures are primarily for the construction of a new medical clinic, the purchase of computer hardware and software, furniture and equipment and other normal capital requirements. Our liquidity needs over the next 12 months will primarily be for the capital items noted above. We believe that our existing working capital, operating cash flow and amounts available under our credit facility should be sufficient to fund our capital expenditures and liquidity needs. Additionally, subject to unanticipated cash requirements, we believe that our existing working capital and operating cash flow should enable us to meet our liquidity needs on a long-term basis.

INFLATION

Health care costs continue to rise at a rate faster than the Consumer Price Index. We use various strategies to mitigate the negative effects of health care cost inflation, including setting commercial premiums based on our anticipated health care costs, risk-sharing arrangements with our various health care providers and other health care cost containment measures including member co-payments. There can be no assurance, however, that in the future, our ability to manage medical costs will not be negatively impacted by items such as technological advances, competitive pressures, applicable regulations, increases in pharmacy costs, utilization changes and catastrophic items, which could, in turn, result in medical cost increases equaling or exceeding premium increases.

GOVERNMENT REGULATION

Our business, offering health care coverage, health care management services and, to a lesser extent, the delivery of medical services, is heavily regulated at both the federal and state levels.

Government regulation of health care coverage products and services is a dynamic area of law that varies from jurisdiction to jurisdiction. Amendments to existing laws and regulations are continually being considered and interpretation of the existing laws and rules changes from time to time. Regulatory agencies generally exercise broad discretion in interpreting laws and promulgating regulations to enforce their interpretations.

While we are unable to predict what legislative or regulatory changes may occur or the impact of any particular change, our operations and financial results could be negatively affected by any legislative or regulatory requirements. For example, any proposals to eliminate or reduce the Employee Retirement Income Security Act (ERISA), which regulates insured and self-insured health care coverage plans offered by employers, to eliminate or reduce the pre-emption of state laws that would increase litigation exposure, affect underwriting practices, limit rate increases, require new or additional benefits or affect contracting arrangements (including proposals to require HMOs and PPOs to accept any health care provider willing to abide by an HMO's or PPO's contract terms or commission arrangements) may have a material adverse effect on our business. The continued consideration and enactment of "anti-managed care" laws and regulations by federal and state bodies may make it more difficult for us to manage medical costs and may adversely affect financial results.

In addition to changes in existing laws and regulations, we are subject to audits, investigations and enforcement actions. These include, but are not limited to, possible government actions relating to ERISA, the Federal Employees Health Benefit Plan, federal and state fraud and abuse laws and laws relating to utilization management and the delivery and payment of health care. In addition, our Medicare business is subject to Medicare regulations promulgated by CMS. Violation of government laws and regulations may result in an assessment of damages, civil or criminal fines or penalties, or other sanctions, including exclusion from participation in government programs. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services.

In addition to the items described above, we urge you to review carefully the section "Risk Factors" in Part I, Item I of our 2004 Form 10-K for a more complete discussion of the risks associated with an investment in our securities. See "Note on Forward-Looking Statements and Risk Factors" under Item I.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroac-

tive adoption options. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. The retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. We are currently evaluating the requirements of SFAS 123R. We anticipate adopting the prospective method of SFAS 123R and expect that the adoption will have an after tax earnings impact of approximately $1.5 to $2.0 million for 2005.

Emerging Issues Task Force Issue 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share" (EITF 04-8) became effective beginning in the fourth quarter of 2004. EITF 04-8 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF's conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF 04-8 also requires restatement of all prior periods for which the convertible debentures were outstanding. Since the market price condition has been satisfied in every quarter since the fourth quarter of 2003, the debentures have already been considered common stock equivalents and were included in the calculation of weighted average common shares outstanding assuming dilution for each quarter of 2004. The amounts previously reported for earnings per share assuming dilution and weighted average common shares assuming dilution for 2003 of $2.05 and 30,421,000, respectively, have been restated in accordance with EITF 04-8.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The Issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In December 2003, the FASB, issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" (SFAS No. 132R). SFAS No. 132R retains the disclosure requirement contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. The statement also requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement plans. See Note 15 of the Notes to the Consolidated Financial Statements for disclosure on our defined benefit plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, we are required to make judgments, assumptions and estimates, which we believe are reasonable and prudent based on the available facts and circumstances. These judgments, assumptions and estimates affect certain of our revenues and expenses and their related balance sheet accounts and disclosure of our contingent assets and liabilities. We base our assumptions and estimates primarily on historical experience and trends and factor in known and projected trends. On an on-going basis, we re-evaluate our selection of assumptions and the method of calculating our estimates. Actual results, however, may materially differ from our calculated estimates and this difference would be reported in our current operations. The following discusses our most critical accounting policies and estimates, which have been reviewed by the Audit Committee of our Board of Directors.

Medical Claims Payable. Our medical claims payable includes claims in process, a provision for the estimate of incurred but not reported (IBNR) claims and a provision for disputed claims obligations including provider disputes. Our most significant accounting estimate is for our reserves for IBNR claims. We make this estimate primarily using standard actuarial methodologies based upon historical data. These standard actuarial methodologies recognize, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. In developing the IBNR claims estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using our analysis of claims payment patterns over the most recent six-to-twelve month period. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of claims incurred during a given period that have been paid by us as of the date of estimation. We then apply the completion factors to the actual claims paid to date for each incurral month, except for the most recent months, to estimate the expected amount of ultimate incurred claims for each of these months. For the most recent incurred

months, generally three months or less, the percentage of claims paid for claims incurred in those months is usually low. This makes the completion factor methodology less reliable for such months. For these recent months, we estimate our claims incurred by applying estimated per member per month (PMPM) costs to the current membership. The estimated PMPM costs are derived from historical paid claims (with completion factors as described above), trend assumptions and current utilization reports. This approach is consistently applied from period to period.

The completion factors and estimated PMPM costs are the most significant factors we use in estimating our IBNR claims. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical claims payable balance as a result of these factors:

COMPLETION FACTOR[a]		PMPM FACTOR[b]	
INCREASE (DECREASE) IN FACTOR	INCREASE (DECREASE) IN MEDICAL CLAIMS PAYABLE	INCREASE (DECREASE) IN FACTOR	INCREASE (DECREASE) IN MEDICAL CLAIMS PAYABLE
(In thousands, except percentages)			
(3)%	$ 21,705	(3)%	$ (3,264)
(2)%	14,321	(2)%	(2,176)
(1)%	7,087	(1)%	(1,088)
1 %	(4,063)	1 %	1,088
2 %	(5,640)	2 %	2,176
3 %	(6,625)	3 %	3,264

(a) Reflects estimated potential changes in medical claims payable caused by changes in the completion factors for claims incurred in months four through twenty-four. Completion factors are not increased beyond 100%.

(b) Reflects estimated potential changes in medical claims payable caused by changes in PMPM factors for claims incurred in the most recent three months.

Management believes, based on information presently available, that the recorded liability for medical claims payable, which at December 31, 2004, represented 24.5% of our total consolidated liabilities or $119.3 million, is reasonable and adequate to cover the related future health care claim payments. However, a difference between the recorded liability and actual developed claim payments could have a material impact to our financial results. For example, a 1% increase in medical claims payable as of December 31, 2004, would reduce reported net income for the year 2004 by $776,000 or .6% and diluted earnings per share would be reduced by $0.02.

The table below provides historical information regarding the accrual and payment of our medical claims payable. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals. The impact of any "changes in prior periods' estimates" may be offset as we establish the estimate for the current year. Our accounting practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims within a reasonable level of confidence required by actuarial standards. Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve will the redundancy create a net reduction in current period medical expenses. The evaluation of medical claims payable at December 31, 2004 is comparable to prior years in that we have applied our methodology in a consistent manner in determining our best estimate for medical claims payable at each reporting date.

The following table reconciles the beginning and ending balances of medical claims payable:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Medical Claims Payable, Beginning of the Period	$ 103,749	$ 98,031	$ 81,662
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	889,921	776,857	723,167
Changes in Prior Periods' Estimates	(11,421)	(13,992)	(10,877)
Total Incurred Medical Expenses	878,500	762,865	712,290
Less: Medical Claims Paid			
Current Period	780,934	683,597	630,411
Prior Period	81,978	73,550	65,510
Total Claims Paid	862,912	757,147	695,921
Medical Claims Payable, End of Period	$ 119,337	$ 103,749	$ 98,031

The "changes in prior periods' estimates" of $11.4 million represents an estimate based on paid claim activity from January 1, 2004 to December 31, 2004. Medical claim liabilities are usually described as having a "short tail", which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, approximately 92% of the "changes in prior periods' estimates" incurred in 2004 relates to claims incurred in 2003, with the remaining 8% related to claims incurred in 2002 and prior.

We have not changed our methods and assumptions as we have re-estimated reserves, but rather, the availability of additional paid claims information drives our changes in the estimate of the medical claims payable. Other than reflecting this additional historical activity in our estimates, the method or assumptions have not materially changed since the last reporting date.

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any period-end are continually reviewed and re-estimated as information regarding actual claims payments, or run-out, becomes known. This information is compared to the originally established liability. Favorable development related to prior years, which is shown as a negative amount in the "changes in prior periods' estimates", results from claims being settled for amounts less than originally estimated.

Medical cost trends are potentially more volatile than other segments of the economy. The drivers of medical cost trends include increases in the utilization of hospital and physician services, prescription drugs, and new medical technologies, as well as the inflationary effect on the cost per unit of each of these expense components. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics also may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions also may impact our ability to accurately estimate historical completion factors or medical cost trends.

The increase in the medical claims payable balance from December 31, 2003 to December 31, 2004 is primarily due to activities in the ordinary course of business. These activities include, but are not limited to, increases in membership, utilization and unit costs. The ratio of medical claims payable at the end of the period to the incurred medical expense for current period medical claims is 13.6% for both 2003 and 2004.

Our provision for provider disputes is based on a separate evaluation of each dispute. We recognize a liability for such loss contingencies when we believe it is both probable that a loss will be incurred and that the amount of the loss can be reasonably estimated. Our loss estimates are primarily based on an analysis of potential results, the stage of the dispute, our applicable insurance coverage, consultation with outside legal counsel and any other relevant information presently available. The ultimate outcome of these loss contingencies cannot be predicted with certainty and it is difficult to measure the actual loss that may be incurred. Actual results may materially differ from our estimates and this difference would be reported in our current operations.

Military Health Care Payable. We estimate our military health care payable using similar methods to those we use for our medical claims payable. Health care services under our TRICARE contract for Region 1 ended on August 31, 2004, so our military health care payable estimate as of December 31, 2004 no longer includes a PMPM component. In all other respects, our approach has been consistently applied from period to period.

Our military health care payable is typically more difficult to estimate than our medical claims payable primarily as a result of having more variables which impact the estimate. The variables include changes in the number of eligible beneficiaries, changes in the utilization of military treatment facilities and changes in levels of benefits versus the original contract provisions, resulting from government issued contract change orders.

Our TRICARE contracts contain risk-sharing provisions with the Department of Defense, which can limit the earnings impact when actual claim experience varies from the estimated amounts. As a result, certain adjustments to the military health care payable have a reduced impact on earnings due to the offsetting revenue adjustments.

At December 31, 2004, the completion factors are the most significant factor we use in estimating our IBNR. The following table illustrates the sensitivity of the completion factors and the estimated potential impact on our military health care payable balance as a result of changes in this factor:

	COMPLETION FACTOR[a]	
(In thousands, except percentages)	INCREASE (DECREASE) IN FACTOR	INCREASE (DECREASE) IN MILITARY HEALTH CARE PAYABLE
	(3)%	$ 16,309
	(2)%	10,758
	(1)%	5,323
	1 %	(2,888)
	2 %	(4,750)
	3 %	(6,148)

(a) Reflects estimated potential changes in military health care payable caused by changes in the completion factors for claims incurred in months four through thirty-six. Completion factors are not increased beyond 100%.

Management believes, based on information presently available, that the recorded liability for military health care payable, which at December 31, 2004 represented 3.5% of our total consolidated liabilities or $17.1 million, is reasonable and adequate to cover future liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table reconciles the beginning and ending balances of military health care payable:

YEARS ENDED DECEMBER 31, (In thousands)	**2004**	**2003**	**2002**
Military Health Care Payable, Beginning of the Period	$ 76,605	$ 65,223	$ 77,261
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	220,710	318,833	251,632
Changes in Prior Periods' Estimates:			
Earnings Related Changes	(14,118)	(3,235)	(4,601)
Non-Earnings Related Changes	(6,462)	(10,777)	(16,509)
Total Incurred Medical Expenses	200,130	304,821	230,522
Less: Military Contract Claims Paid			
Current Period	201,950	244,644	194,659
Prior Period	57,724	48,795	47,901
Total Military Contract Claims Paid	259,674	293,439	242,560
Military Health Care Payable, End of Period	$ 17,061	$ 76,605	$ 65,223

The military contract expenses presented in our Consolidated Statements of Operations include the total incurred medical expenses presented above and the general and administrative expenses for SMHS. SMHS' general and administrative expenses under the military contract totaled $117.6 million, $147.7 million and $129.9 million for the years ended December 31, 2004, 2003, and 2002, respectively. Total incurred medical expenses include the current year expenses plus adjustments to prior periods' estimates. Any subsequent change in an estimate for a prior period is reflected in the current year. Due to the risk sharing described above, certain adjustments to prior periods have a current year earnings impact while other adjustments do not have a current year earnings impact. For example in 2004, SMHS had total adjustments to prior period estimates of $20.6 million. These adjustments resulted in a reduction of current period expense of $20.6 million and current period revenue of $6.5 million for a pre-tax increase of $14.1 million to current period earnings.

The "changes in prior periods' estimates" of $20.6 million represents an estimate based on paid claim activity from January 1, 2004 to December 31, 2004. Medical claim liabilities are usually described as having a "short tail", which means that they are generally paid within several months of the member receiving service from the provider. However, the military contract claims have a somewhat longer tail because the providers tend to lag in the submission of claims for the military population. The TRICARE program allows providers to submit claims up to one year from the date of service. Accordingly, approximately 83%, of the "changes in prior periods' estimates" incurred in 2004 relates to claims incurred in 2003, with the remaining 17% related to claims incurred in 2002 and prior.

We have not changed our methods and assumptions as we have re-estimated reserves, but rather the availability of additional paid claims information drives our changes in the estimate of the military health care payable. Other than reflecting this additional historical activity in our estimates and adjusting for the termination or our contract on August 31, 2004, the method or assumptions have not materially changed since the last reporting date.

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any period-end are continually reviewed and re-estimated as information regarding actual claims payments, or run-out, becomes known. This information is compared to the originally established liability. Favorable development related to prior years, which is shown as a negative amount in the "changes in prior periods' estimates", results from claims being settled for amounts less than originally estimated.

Military Contract Revenues and Expenses. Military contract revenue is recorded based on the contract price as agreed to by the federal government. The contract was based on prior years' data provided by the government along with assumptions of future trends. The contract contains provisions that adjust the contract price based on actual experience, which we call the bid price adjustment (BPA), and for government-directed change orders. For the year ended December 31, 2004, we estimate that approximately $95.5 million or 25.6% of the total military contract revenues were for BPA and change orders. At December 31, 2004, military accounts receivable due from the federal government was $25.5 million of which approximately $5.4 million was for accrued BPA and change order revenues. As the data becomes available from the government, we compare the actual results to the contract assumptions and the estimated effects of these adjustments are recognized on a monthly basis. In addition, we record revenue based on estimates of the earned portion of any contract change orders not originally specified in the contract. The BPA and government-directed change orders are subject to negotiation and we must use our judgment in making our estimates. The actual negotiated price could be substantially different from what we had originally estimated. Any subsequent difference would be reported in that subsequent year's operations.

During 2004, we finalized option periods three (June 1, 2000 to May 31, 2001), four (June 1, 2001 to May 31, 2002) and five (June 1, 2002 to May 31, 2003) with the DoD. The final bid price adjustments resulted in an increase in net income of approximately $2.5 million, $1.4 million and $2.4 million for option periods three, four and five, respectively. During 2005, we expect to finalize our remaining option period six (June 1, 2003 to August 31, 2004) along with our phase-out contract.

SMHS anticipates negotiating the final bid price adjustment settlement with the DoD for option period six during the second quarter of 2005. This settlement will include the final revenue adjustments and a final adjustment for updated health care expense estimates for this option period. At the conclusion of the settlement, SMHS will pay the DoD the estimated portion of the remaining military health care payable. As with previous settlements, this final settlement may have a significant impact on our results of operations.

Litigation and Legal Accruals. We are subject to various claims and other litigation in the ordinary course of business. Such litigation includes, but is not limited to, claims of medical malpractice, claims for coverage or payment for medical services rendered to HMO members and claims by providers for payment for medical services rendered to HMO and other members. We may also face claims for punitive damages that are not covered by insurance. In addition, under the terms of the note receivable due from the sale of Cal Indemnity, which is subject to adjustment for loss development, we can be indirectly affected by claims for workers' compensation and claims by providers for payment of medical services rendered to injured workers. With respect to certain pending actions, we maintain commercial insurance coverage with varying deductibles for which we maintain estimated reserves for our self-insured portion based upon our current assessment of such litigation. In addition, we accrue estimated legal defense and other settlement costs based on our assessment of the available information, including our outside legal counsel's assessment of the case. We also assess potential legal exposure, based on currently available information, to determine if a precautionary notice of potential claim should be reported to our insurers and if an accrual should be established.

Note Receivable From the Sale of Cal Indemnity. On March 31, 2004, we completed the sale of Cal Indemnity and its insurance subsidiaries. We received a note for $62.0 million, which is subject to adjustments based on the development that occurs on the loss and allocated loss adjustment expense (ALAE) reserves from the closing date through December 31, 2009. Included in the development is, if applicable, any uncollectible reinsured losses. We are also obligated to perform, or be responsible for the performance of, certain transition services through December 31, 2009 for which we will receive a limited amount of funds for these services.

In the fourth quarter of 2003, we recorded a charge of $15.6 million, gross and net of tax, to write-down the investment in Cal Indemnity to its estimated net sales proceeds of approximately $73 million. We used estimates and assumptions to project Cal Indemnity's future operating results, the costs to perform transition services, the funds to be received for transition services, the expected value of certain assets, the development of loss and ALAE reserves, and the sales transaction costs.

The determination of loss development requires an actuarial evaluation of Cal Indemnity's loss reserves. Projecting loss and ALAE reserves have a significant degree of inherent uncertainty when related to their subsequent payments. It is not only possible but also probable that the projected reserves will differ from their related subsequent developments. Underlying causes for this uncertainty include, but are not limited to, uncertainty in development patterns, unanticipated inflationary trends affecting the cost of services covered by the insurance contract, adverse legal outcomes and new interpretations of laws or regulations or of disputed contract provisions that result in having to provide new or extended benefits. This uncertainty can result in both adverse as well as favorable development of actual subsequent activity when compared to the reserve established. During the years 1999 to 2003, Cal Indemnity had adverse development in its previously recorded loss and loss adjustment expense reserves ranging from a low of $8.7 million to a high of $24.0 million.

In making actuarial loss projections, there is no single "right" way or method. An actuary must exercise a significant amount of his or her judgment in selecting loss development factors and even a small change in one loss development factor can have a large impact when it is applied over several accident years. This can result in significant differences between one actuary's best estimate of the projected loss reserves and another actuary's best estimate of those same loss reserves. In addition, actuarial projections will change with the passage of time as new or additional information is obtained or experienced.

The actuarial projections for the second and third quarters of 2004 had only indicated a small amount of loss development. In the fourth quarter of 2004, we engaged a new independent actuary to perform an analysis of the loss and ALAE reserves. The analysis was used to help us determine if a valuation allowance should be established on the note receivable. We were required to engage a new actuary to avoid a potential conflict of interest with our former actuary, who is still engaged by Cal Indemnity, and the resulting impact to internal controls. Our new actuary used standard casualty insurance projection methods including paid and incurred development methods and paid and incurred Bornhuetter-Ferguson methods. The development methods utilize historical patterns of paid and incurred development over time to estimate future development. The Bornhuetter-Ferguson methods determine the expected unreported and expected unpaid losses by estimating the expected loss ratio and subtracting the actual reported incurred and paid losses. The actuary then selects a projected ultimate cost using the four methods as a guide as well as considering industry trends and other factors.

Based on our new actuary's analyses as well as considering the historical adverse loss development trend, we recorded a valuation allowance of $15.0 million in December 2004. Partially offsetting this was a reduction in accrued liabilities related to the sale. As noted above, we are contractually obligated for the performance of certain transition services through December 31, 2009. We previously accrued net liabilities for the then projected deficiency in the revenues to be received to perform the services. Due to actual revenues exceeding estimates and actual expenses being less than projected expenses, we re-evaluated the remaining liabilities which resulted in a $5.5 million reduction.

Any future adverse loss development could have a material effect on our financial results. For example, a 1% increase in the projected loss and ALAE ratios for all of the 2000 through 2004 accident years would increase the adverse development by approximately $6.4 million. If the loss and ALAE ratios for all accident years since Cal Indemnity's inception (1988) increased by 1%, the adverse development would increase by approximately $17.5 million.

Other. In addition to the critical accounting policies and estimates discussed above, other areas requiring us to use judgment, assumptions and estimates include, but are not limited to, allowance for retroactive premium adjustments, potential investments impairment, deferred tax assets and liabilities, contractual discounts on professional fee revenue, allowances for doubtful receivables, other accrued liabilities, accrued payroll and taxes, post-employment benefit liabilities, unearned premium revenue and contingent assets and liabilities. For a more extensive discussion of our accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk for the impact of interest rate changes and changes in the market value of our investments. We have not utilized derivative financial instruments in our investment portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. At December 31, 2004, including discontinued operations, we had approximately $382.5 million in cash and cash equivalents and current, long-term and restricted investments. Of the total investments of $174.9 million, approximately $146.8 million are classified as available-for-sale and $28.1 million are classified as held-to-maturity. These investments are primarily in fixed income investment grade securities. Our investment policy emphasizes return of principal and liquidity and is focused on fixed returns that limit volatility and risk of principal. Because of our investment policies, the primary market risk associated with our portfolio is interest rate risk.

Assuming interest rates were to increase by a factor of 1.1, the net hypothetical loss in fair value of stockholders' equity related to financial instruments is estimated to be approximately $500,000 after tax (0.3% of total stockholders' equity). We believe that such an increase in interest rates would not have a material impact on future earnings or cash flows, as it is unlikely that we would need or choose to substantially liquidate our investment portfolio.

The effect of interest rate risk on potential near-term net income, cash flow and fair value was determined based on commonly used interest rate sensitivity analyses. The models project the impact of interest rate changes on a wide range of factors, including duration and prepayment. Fair value was estimated based on the net present value of cash flows or duration estimates, assuming an immediate 10% increase in interest rates. Because duration is estimated, rather than a known quantity, for certain securities, other market factors may impact security valuations and there can be no assurance that our portfolio would perform in line with the estimated values.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Sierra Health Services, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or supervised by, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management did not identify any material weakness in the Company's internal control, and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, have issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included in this Annual Report.

Anthony M. Marlon, M.D.
Chairman, President and
Chief Executive Officer
March 14, 2005

Paul H. Palmer
Senior Vice President, Finance
Chief Financial Officer and Treasurer
March 14, 2005

ADDITIONAL DISCLOSURES

The Company timely submitted to the New York Stock Exchange (NYSE) its previous year's Annual CEO Certification as required by Section 303A.12(a) of the NYSE Listed Company Manual. The Certification contained no qualifications.

The Company has filed with the Securities and Exchange Commission, as exhibits to its most recently filed Form 10-K, the Sarbanes-Oxley Act Section 302 Certifications.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Sierra Health Services, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Sierra Health Services, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sierra Health Services, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 14, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Las Vegas, Nevada
March 14, 2005

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, (In thousands, except per share data)	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 205,290	$ 118,473
Investments	147,264	197,573
Accounts Receivable (Less Allowance for Doubtful Accounts: 2004—$5,380; 2003—$7,342)	15,150	12,080
Military Accounts Receivable (Less Allowance for Doubtful Accounts: 2004 and 2003—$100)	25,452	47,389
Current Portion of Deferred Tax Asset	17,560	33,708
Prepaid Expenses and Other Current Assets	36,106	37,478
Assets of Discontinued Operations	4,152	533,756
Total Current Assets	450,974	980,457
PROPERTY AND EQUIPMENT, NET	71,152	63,109
RESTRICTED CASH AND INVESTMENTS	20,353	17,646
GOODWILL (Less Accumulated Amortization: 2004 and 2003—$6,972)	14,782	14,782
DEFERRED TAX ASSET (Less Current Portion)	13,275	11,501
NOTE RECEIVABLE (Less Valuation Allowance: 2004—$15,000)	47,000	—
OTHER ASSETS	72,244	46,626
TOTAL ASSETS	$ 689,780	$ 1,134,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued Liabilities	$ 75,646	$ 55,633
Trade Accounts Payable	7,123	37,787
Accrued Payroll and Taxes	27,668	16,573
Medical Claims Payable	119,337	103,749
Unearned Premium Revenue	50,763	45,888
Military Health Care Payable	17,061	76,605
Current Portion of Long-term Debt	100	163
Liabilities of Discontinued operations	610	472,407
Total Current Liabilities	298,308	808,805
LONG-TERM DEBT (Less Current Portion)	125,395	116,645
OTHER LIABILITIES	64,380	57,907
TOTAL LIABILITIES	488,083	983,357
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.01 Par Value, 1,000 Shares Authorized; None Issued or Outstanding		
Common Stock, $.005 Par Value, 60,000 Shares Authorized; 2004—35,573; 2003—33,173 shares issued	178	166
Treasury Stock: 2004—9,192; 2003—6,221 Common Stock shares	(237,876)	(112,737)
Additional Paid-in Capital	286,571	227,417
Deferred Compensation	(288)	(22)
Accumulated Other Comprehensive Loss	(245)	(479)
Retained Earnings	153,357	36,419
TOTAL STOCKHOLDERS' EQUITY	201,697	150,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 689,780	$ 1,134,121

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, (In thousands, except per share data)	**2004**	**2003**	**2002**
OPERATING REVENUES:			
Medical Premiums	$ 1,131,147	$ 962,176	$ 857,741
Military Contract Revenues	372,608	465,313	373,589
Professional Fees	35,115	37,367	30,923
Investment and Other Revenues	36,565	20,223	16,382
Total	1,575,435	1,485,079	1,278,635
OPERATING EXPENSES:			
Medical Expenses	878,500	762,865	712,290
Military Contract Expenses	317,699	452,554	360,375
General and Administrative Expenses	181,434	137,263	133,979
Total	1,377,633	1,352,682	1,206,644
OPERATING INCOME FROM CONTINUING OPERATIONS	197,802	132,397	71,991
Interest Expense	(4,684)	(5,491)	(7,650)
Other Income (Expense), Net	104	(223)	55
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	193,222	126,683	64,396
PROVISION FOR INCOME TAXES	(70,096)	(44,565)	(22,088)
INCOME FROM CONTINUING OPERATIONS	123,126	82,118	42,308
LOSS FROM DISCONTINUED OPERATIONS (Net of Income Tax Benefit of $690, $3,578 and $2,945)	(389)	(19,792)	(5,860)
NET INCOME	$ 122,737	$ 62,326	$ 36,448
EARNINGS PER COMMON SHARE:			
Income from Continuing Operations	$ 4.62	$ 2.93	$ 1.47
Loss from Discontinued Operations	(0.01)	(0.71)	(0.20)
Net Income	$ 4.61	$ 2.22	$ 1.27
EARNINGS PER COMMON SHARE ASSUMING DILUTION:			
Income from Continuing Operations	$ 3.58	$ 2.34	$ 1.36
Loss from Discontinued Operations	(0.01)	(0.55)	(0.19)
Net Income	$ 3.57	$ 1.79	$ 1.17

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, (In thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	IN TREASURY SHARES	IN TREASURY AMOUNT	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPEN-SATION	ACCUMULATED OTHER COMPRE-HENSIVE GAIN (LOSS)	RETAINED EARNINGS (ACCUMU-LATED DEFICIT)	TOTAL STOCK-HOLDERS' EQUITY
BALANCE, JANUARY 1, 2002	29,648	$ 148	1,523	$ (22,789)	$ 181,076	$ (1,058)	$ (5,636)	$ (55,222)	$ 96,519
Common Stock Issued in Connection with Stock Plans	1,305	7	(360)	5,641	8,798			(4,287)	10,159
Income Tax Benefit Realized Upon Exercise of Stock Options					6,837				6,837
Amortization of Deferred Compensation						585			585
Comprehensive Income:									
Net Income								36,448	36,448
Other Comprehensive Income:									
Unrealized Holding Gain on Available-for-Sale Investments ($10,671 Pretax)							6,936		6,936
Reclassification Adjustment for Losses Included in Net Income ($217 Pretax)							141		141
Minimum Pension Liability Adjustment ($1,630 pretax)							(1,060)		(1,060)
Total Comprehensive Income							6,017	36,448	42,465
BALANCE, DECEMBER 31, 2002	30,953	155	1,163	(17,148)	196,711	(473)	381	(23,061)	156,565
Common Stock Issued in Connection with Stock Plans	2,220	11	(272)	3,896	18,110			(2,846)	19,171
Income Tax Benefit Realized Upon Exercise of Stock Options					12,596				12,596
Amortization of Deferred Compensation						451			451
Repurchase of Common Stock Shares			5,330	(99,485)					(99,485)
Comprehensive Income:									
Net Income								62,326	62,326
Other Comprehensive Income:									
Unrealized Holding Loss on Available-for-Sale Investments ($4,446 Pretax)							(2,890)		(2,890)
Reclassification Adjustment for Gains Included in Net Income ($1,493 Pretax)							970		970
Minimum Pension Liability Adjustment ($1,630 Pretax)							1,060		1,060
Total Comprehensive Income							(860)	62,326	61,466
BALANCE, DECEMBER 31, 2003	33,173	166	6,221	(112,737)	227,417	(22)	(479)	36,419	150,764
Common Stock Issued in Connection with Stock Plans	2,400	12	(415)	8,670	31,867	(6,313)		(5,799)	28,437
Income Tax Benefit Realized Upon Exercise of Stock Options					27,287				27,287
Amortization of Deferred Compensation						6,047			6,047
Repurchase of Common Stock Shares			3,386	(133,809)					(133,809)
Comprehensive Income:									
Net Income								122,737	122,737
Other Comprehensive Income:									
Unrealized Holding Gain on Available-for-Sale Investments ($58 pretax)							38		38
Reclassification Adjustment for Losses Included in Net Income ($301 Pretax)							196		196
Total Comprehensive Income							234	122,737	122,971
BALANCE, DECEMBER 31, 2004	35,573	$ 178	9,192	$ (237,876)	$ 286,571	$ (288)	$ (245)	$ 153,357	$ 201,697

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, (In thousands)	**2004**	**2003**	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 122,737	$ 62,326	$ 36,448
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Loss from Discontinued Operations	389	19,792	5,860
Depreciation	17,084	15,929	18,245
Stock Based Compensation Expense	7,332	451	585
Provision for Doubtful Accounts	1,667	3,071	2,835
(Gain) Loss on Property and Equipment Dispositions	(136)	825	17
Valuation Allowance on Note Receivable	15,000	—	—
Change In Operating Assets And Liabilities:			
Other Assets	(7,758)	(7,408)	(16)
Deferred Tax Asset	41,589	32,688	37,931
Other Current Liabilities	(18,321)	24,623	15,242
Accounts Receivable	(5,407)	(3,919)	1,267
Other Current Assets	16,660	(19,097)	6,454
Military Accounts Receivable	21,937	(263)	(6,960)
Military Health Care Payable	(59,544)	11,382	(12,038)
Medical Claims Payable	15,588	5,718	16,369
Other Liabilities	(2,636)	5,745	14,398
Net Cash Provided by Operating Activities of Continuing Operations	166,181	151,863	136,637
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures	(26,237)	(21,774)	(12,392)
Property and Equipment Dispositions	3,135	3,256	680
Purchase of Available-for-Sale Investments	(557,572)	(540,206)	(847,437)
Proceeds from Sales/Maturities of Available-for-Sale Investments	626,109	527,696	712,483
Purchase of Held-to-Maturity Investments	(30,825)	—	—
Proceeds from Sales/Maturities of Held-to-Maturity Investments	2,750	—	—
Net Cash Provided by (Used for) Investing Activities of Continuing Operations	17,360	(31,028)	(146,666)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on Debt and Capital Leases	(1,566)	(60,721)	(30,399)
Proceeds from Other Long-term Debt	10,000	1,480	—
Purchase of Treasury Stock	(133,809)	(99,485)	—
Exercise of Stock in Connection with Stock plans	26,834	19,171	10,159
Proceeds from Senior Convertible Debentures	—	115,000	—
Debt Issue Costs	—	(5,834)	—
Proceeds on Sale-Leaseback Deposit	—	—	16,862
Net Cash Used for Financing Activities of Continuing Operations	(98,541)	(30,389)	(3,378)
NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS	1,817	(17,751)	(47,929)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	86,817	72,695	(61,336)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	118,473	45,778	107,114
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 205,290	$ 118,473	$ 45,778

See the accompanying notes to consolidated financial statements.

1. BUSINESS

Business. The consolidated financial statements include the accounts of Sierra Health Services, Inc. and its subsidiaries (collectively referred to as "Sierra" or the "Company"). Sierra is a managed health care organization that provides and administers the delivery of comprehensive health care programs with an emphasis on quality care and cost management. Sierra's broad range of managed health care services are provided through its health maintenance organization ("HMO"), managed indemnity plans, military health services programs, third-party administrative services programs for employer-funded health benefit plans and medical management programs. Ancillary products and services that complement the Company's managed health care product lines are also offered.

The Company's continuing operations currently operate in two reportable segments: managed care and corporate operations and military health services operations. The Company's prior third reportable segment, workers' compensation operations, was classified as a discontinued operation and was sold on March 31, 2004.

Discontinued Operations. During the third quarter of 2001, the Company announced its plan to exit the Texas HMO health care market and received formal approval from the Texas Department of Insurance to withdraw its HMO operations in mid-October 2001. The Company ceased providing HMO health care coverage in Texas on April 17, 2002.

The Company elected to early adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), effective January 1, 2001. In accordance with SFAS No. 144, beginning January 1, 2001, the Texas HMO health care operations were reclassified and presented as discontinued operations.

In accordance with SFAS No. 144, during the fourth quarter of 2002, the Company reclassified its workers' compensation insurance operations as discontinued operations. During the fourth quarter of 2003, the Company announced that it and its wholly-owned subsidiary, CII Financial Inc. ("CII"), entered into a Stock Purchase Agreement, which provides for the sale of all of the capital stock of California Indemnity Insurance Company ("Cal Indemnity"), a wholly-owned subsidiary of CII.

On March 31, 2004, the Company completed the sale of Cal Indemnity which was CII's only significant asset. Cal Indemnity's subsidiaries, which were included in the sale, are Commercial Casualty Insurance Company, Sierra Insurance Company of Texas, and CII Insurance Company.

The individual line items on the consolidated balance sheets have been presented net of the discontinued operations with the total assets and liabilities of the discontinued operations presented on one line within current assets and current liabilities, respectively. The results of operations from the discontinued operations have been reported net of tax as a separate component of income on the consolidated statements of operations. The cash flows from the discontinued operations have been reported as a separate component on the consolidated statements of cash flows. See Notes 9 and 10 for disclosure on and a description of the discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. All significant intercompany transactions and balances have been eliminated in consolidation. Sierra's consolidated subsidiaries include: Health Plan of Nevada, Inc. ("HPN") and Texas Health Choice, L.C. ("TXHC"), which are licensed HMOs; Sierra Health and Life Insurance Company, Inc. ("SHL"), a health and life insurance company; Southwest Medical Associates, Inc. ("SMA"), a multi-specialty medical provider group; Sierra Military Health Services, LLC, and its subsidiary, ("SMHS"), a company that provided and administered managed care services to certain TRICARE eligible beneficiaries; CII; administrative services companies; a home health care agency; an in-home hospice agency; a home medical products subsidiary; and a company that provides and manages mental health and substance abuse services.

Medical Premiums. Membership contracts are generally established on an annual basis subject to cancellation by the employer group or Sierra generally upon 60 days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the period in which members are entitled to receive services and are net of estimated retroactive adjustments of members and groups. Non-Medicare member enrollment is represented principally by employer groups. HPN offers a prepaid health care program to Medicare recipients. Revenues associated with Medicare recipients were approximately $455.0 million, $375.2 million and $340.1 million in 2004, 2003 and 2002, respectively. Premiums collected in advance are recorded as unearned premium revenue and can include payments under prepaid Medicare contracts with the Centers for Medicare and Medicaid Services ("CMS") and prepaid HPN commercial and SHL PPO premiums.

Military Contract Revenues. Revenue under the Department of Defense TRICARE contract is recorded based on the contract price as agreed to by the federal government. The health care component of the TRICARE contract has a fixed bid price component (established when the contract was awarded based on the government's assumptions regarding enrollment and utilization), as well as a Bid Price Adjustment ("BPA") component. The BPA is used to adjust the fixed bid price health care component up or down over the course of the contract for changes in health care cost trends due to changes in enrollment and utilization patterns from the government's original assumed enrollment and utilization patterns. On a monthly basis, SMHS records the base bid health care revenue component as stated in the original bid and SMHS also records

an estimate for the BPA using the latest government provided data. SMHS adjusts each BPA accrual as it is provided with new government data. After each BPA negotiation with the government is completed, SMHS records a final BPA adjustment for the ultimate negotiated amount.

While the BPA relates to the original contract and was an ongoing part of the contract, modifications to the original contract are referred to by the Company as change orders. The government negotiates both the cost and profit to be paid on each contract modification. As SMHS incurs costs under the government's direction to proceed with a modification to the contract, the government is contractually obligated to reimburse SMHS for all of its incremental, allowable costs incurred through the final negotiation date. The allowable costs are those costs determined in accordance with Federal Acquisition Regulation Part 31. Revenue is realizable and earned when SMHS starts performing as contractually required, even though the change order profit has not been fully negotiated. As costs are incurred, SMHS records an estimate of its revenue earned under the modification. The estimate recorded does not include profit until the profit is determined when it is negotiated and finalized with the government. Enrollment fees collected in advance of the service period are recorded as unearned premium revenue and are earned over the service period.

On September 1, 2004, SMHS commenced an eight-month phase-out of operations at prices previously negotiated with the Department of Defense ("DoD"). Based on meeting certain criteria as defined in the phase-out contract, SMHS will receive $23.0 million during the phase-out period. SMHS is recording phase-out revenue equal to the phase-out expenses it is incurring. If SMHS is able to perform the phase-out contract for less than the negotiated price, a gain will be recognized at the completion of the phase-out period.

Professional Fees. Revenue for professional medical services is recorded on the accrual basis in the period in which the services are provided. Such revenue is recorded at established rates, net of provisions for estimated contractual allowances and allowances for doubtful accounts.

Investment and Other Revenues. Investment income is recognized in the period earned. Realized gains and losses are recognized as incurred and are calculated using the specific identification method. Other revenues include administrative services fees and certain ancillary product revenues. Such revenues are recognized in the period in which the service is performed or the period that coverage for services is provided.

Medical Expenses. Health care expenses are recorded in the period when services are provided to enrolled members, including estimates for provider costs, which have been incurred at the balance sheet date but not yet reported to the Company. The Company uses a variety of standard actuarial projection methods to make these estimates and must use judgment in selecting development factors and assumed trends. In making projections, the Company considers medical cost utilization and trends, changes in internal processes, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, disputed claims activity, seasonality patterns and changes in membership. Assumptions could be affected by the timing of the receipt of claims, the timing of processing claims and unanticipated changes, such as adverse legal outcomes, legislative or regulatory changes, new interpretations of existing laws or regulations or disputed contract provisions that result in the Company having to provide new or extended benefits and changes in the Company's health care delivery system or costs. The Company believes that the recorded liability for medical claims payable at December 31, 2004 is reasonable and adequate to cover future health care claim payments. Any subsequent changes in an estimate for a prior year would be reflected in that subsequent year's operating results.

The Company contracts with hospitals, physicians and other independent contracted providers of health care under capitated or discounted fee-for-service arrangements, including hospital per diems, to provide medical care services to enrollees. Capitated providers are at risk for a portion of the cost of medical care services provided to the Company's enrollees in the relevant geographic areas; however, the Company is ultimately responsible for the provision of services to its enrollees should the capitated provider be unable to provide the contracted services. Also included in medical expenses are the operating expenses of the Company's medical provider subsidiaries and certain claims-related administrative expenses.

Military Contract Expenses. This expense consists primarily of costs to provide managed health care services to eligible beneficiaries in accordance with the Company's TRICARE contract. Under the contract, SMHS provided health care services to approximately 710,000 dependents of active duty military personnel, military retirees under the age of 65 and dependents of military retirees through a network of approximately 50,000 health care providers and certain other subcontractor partnerships. Health care costs are recorded in the period when services are provided to eligible beneficiaries including estimates for provider costs, which have been incurred at the balance sheet date but not reported to the Company. Also included in military contract expenses are costs incurred to perform specific administrative services, such as health care appointment scheduling, enrollment, network management and health care advice line services and other administrative functions of the military health care subsidiary. These administrative services were performed for active duty personnel and dependents as well as retired military families.

Cash and Cash Equivalents. The Company considers cash and cash equivalents as all highly liquid instruments with a maturity of three months or less at time of purchase. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments.

Investments. Investments consist primarily of U.S. Government and its agencies' securities, municipal bonds, corporate bonds, securities and first trust deed mortgage notes. All investments that have not been designated as held-to-maturity are designated as available-for-sale and are stated at fair value. Fair value is estimated primarily from published market values at the balance sheet date. All non-restricted available-for-sale investments are classified as current assets. These investments are available for use in the current operations regardless of contractual maturity dates. Restricted investments are classified as non-current assets. Realized gains and losses are calculated using the specific identification method and are included in investment and other revenues. Unrealized holding gains and losses on available-for-sale securities are included as a separate component of stockholders' equity, net of income tax effects, until realized.

Investments that the Company has the intention and ability to hold to maturity are stated at amortized cost and categorized as held-to-maturity. All non-restricted investments designated as held-to-maturity are classified as current assets if expected maturity is within one year of the balance sheet date. Otherwise, they are classified as long-term investments. The Company's held-to-maturity investments consist of first trust deed mortgage notes. The Company does not believe any of its investments are other than temporarily impaired at December 31, 2004.

Restricted Cash and Investments. Certain subsidiaries are required by state regulatory agencies to maintain deposits and must also meet net worth and reserve requirements. The Company believes its subsidiaries are in compliance with the applicable minimum regulatory and capital requirements.

Military Accounts Receivable. Amounts receivable under government contracts are comprised primarily of amounts due from military treatment facilities, estimates of adjustments under the contract based on actual experience, estimates of the earned portion of any change orders not originally specified in the contract and amounts due under the phase-out contract.

Reinsurance Recoverable. In the normal course of business, the Company seeks to reduce the effects of catastrophic and other events that may cause unfavorable underwriting results by reinsuring certain levels of risk with other reinsurers. Reinsurance receivable for ceded paid claims is recorded in accordance with the terms of the agreements and reinsurance recoverable for unpaid losses and loss adjustment expense and medical claims payable is estimated in a manner consistent with the claim liability associated with the reinsurance policy. Reinsurance receivables, including amounts related to paid and unpaid losses, are reported as assets rather than a reduction of the related liabilities.

The Company is covered under medical reinsurance agreements that provide coverage for 50% - 90% of hospital and other costs in excess of $350,000 per case, up to a maximum of $2.0 million per member per lifetime for both the managed indemnity and HMO subsidiaries.

Certain of the Company's HMO members are covered by an excess catastrophe reinsurance contract and SHL maintains reinsurance on certain of its insurance products. Reinsurance premiums of $1.9 million, $2.2 million and $2.3 million, net of reinsurance recoveries of $3.1 million, $2.3 million and $1.3 million, are included in medical expenses for 2004, 2003 and 2002, respectively.

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation. Maintenance and repairs that do not significantly improve or extend the life of the respective assets are charged to operations. The Company capitalizes interest expense as part of the cost of construction of facilities and the implementation of computer systems. Depreciation is computed using the straight-line method over the estimated service lives of the assets or terms of leases if shorter. Estimated useful lives are as follows:

Buildings and Improvements	10 - 30 years
Leasehold Improvements	3 - 10 years
Data Processing Hardware and Software	3 - 10 years
Furniture, Fixtures and Equipment	3 - 5 years

Goodwill. The goodwill balance at December 31, 2004, was $14.8 million, all of which is part of the managed care and corporate operations segment. During 2004, 2003 and 2002, the Company's assessment of goodwill resulted in no impairment of goodwill.

Treasury Stock. Shares purchased and placed in treasury are valued at cost. Subsequent sales of treasury stock at amounts in excess of their cost are credited to additional paid-in capital. Sale of treasury stock at amounts below their cost are charged to additional paid-in capital to the extent it includes gains from previous sales and the remainder to retained earnings. Sales of treasury shares in 2004 and 2003, at amounts below their cost of $5.8 million and $2.8 million, respectively were charged to retained earnings, as the Company did not previously have gains in additional paid-in capital. All sales of treasury shares in 2004 and 2003 were in connection with the exercise of stock options.

Stock Option Plans. The Company has several plans, which are described more fully in Note 16. The Company accounts for its stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as amended. Accordingly, no compensation cost has been recognized for the Company's employee stock plans except for those expenses associated with the restricted stock units.

The following table represents the effect on net income and earnings per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to stock-based compensation:

YEARS ENDED DECEMBER 31, (In thousands; except per share data)	2004	2003	2002
Net Income, as Reported	$ 122,737	$ 62,326	$ 36,448
Less: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Methods for All Awards, Net of Tax	(9,750)	(7,173)	(4,598)
Pro Forma Net Income	$ 112,987	$ 55,153	$ 31,850
Net Income per Share, as Reported	$ 4.61	$ 2.22	$ 1.27
Pro Forma Net Income, per Share	4.24	1.97	1.11
Net Income per Share Assuming Dilution, as Reported	$ 3.57	$ 1.79	$ 1.17
Pro Forma Net Income, per Share	3.29	1.59	1.02

Due to the fact that the Company's stock option programs vest over many years and additional awards are made each year, the above pro forma numbers are not indicative of the financial impact had the disclosure provisions of SFAS 123 been applied to all the years of previous option grants. The above numbers do not include the effect of options granted prior to 1995. See Note 16 for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Premium Deficiency Reserves. Premium deficiency expenses are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums on those contracts. The Company calculates expected premium deficiency expense based on budgeted revenues and expenses. Once established, premium deficiency reserves are evaluated quarterly for adequacy. The Company has not recorded any premium deficiency reserves during the past three years.

Income Taxes. The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences arise principally from loss carryforwards and credits, medical claims payable, compensation accruals, valuation allowance and depreciation.

Concentration of Credit Risk. The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments and accounts receivable. The Company maintains cash and cash equivalents and investments with various financial institutions. These financial institutions are located in many different regions and Company policy is designed to limit exposure with any one institution. The Company's first trust deed investments are with numerous independent borrowers and are secured by real estate in several states.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. The Company's customers are primarily located in the various states in which the Company is licensed and operates although they are principally located in Nevada. In addition, at December 31, 2004, the Company had receivables outstanding from the federal government related to its TRICARE contract in the amount of $25.5 million. The Company also has receivables from its reinsurers. Reinsurance contracts do not relieve the Company from its obligations to enrollees or policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. All reinsurers with whom the Company has reinsurance contracts are rated A- or better by Fitch Ratings (7th of 23) and the A.M. Best Company (4th of 16).

Recently Issued Accounting Standards. In December 2004, the FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Sierra is required to adopt SFAS 123R beginning July 1, 2005. Under SFAS 123R, Sierra must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and

retroactive adoption options. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. The retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The Company is currently evaluating the requirements of SFAS 123R. The Company anticipates adopting the prospective method of SFAS 123R and expects that the adoption will have an after tax earnings impact of approximately $1.5 to $2.0 million for 2005.

Emerging Issues Task Force Issue 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share" ("EITF 04-8") became effective beginning in the Company's fourth quarter of 2004. EITF 04-8 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF's conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF 04-8 also requires restatement of all prior periods for which the convertible debentures were outstanding. Since the market price condition has been satisfied in every quarter since the fourth quarter of 2003, the debentures have already been considered common stock equivalents and were included in the calculation of weighted average common shares outstanding assuming dilution for each quarter of 2004. The amounts previously reported for earnings per share assuming dilution and weighted average common shares assuming dilution for 2003 of $2.05 and 30,421,000, respectively, have been restated in accordance with EITF 04-8.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The Issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In December 2003, the FASB, issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" ("SFAS No. 132R"). SFAS No. 132R retains the disclosure requirement contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. The statement also requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement plans. See Note 15 for disclosure on the Company's defined benefit plan.

Use of Estimates and Assumptions in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management must exercise its judgment taking into consideration the facts and circumstances in selecting assumptions and other factors in calculating its estimates. On an on-going basis, management re-evaluates its assumptions and the methods of calculating its estimates. Estimates and assumptions include, but are not limited to, medical expenses and reserves, military revenue and expenses, reinsurance recoverables, legal reserves, fair values of investments, amounts receivable or payable under government contracts, deferred income taxes, goodwill, asset allowances, accrued liabilities, malpractice reserves and amounts collectable from notes receivable. Actual results may materially differ from estimates.

Reclassifications. Certain amounts in the Consolidated Financial Statements as of and for the years ended December 31, 2003 and 2002 have been reclassified to conform with the current year presentation. The reclassifications have no effect on net income or stockholders' equity as previously reported.

3. EARNINGS PER SHARE

The following table provides a reconciliation of basic and diluted earnings per share ("EPS"):

YEARS ENDED DECEMBER 31, (In thousands, except per share data)	2004	2003	2002
Basic Income (Loss) per Share:			
Income from Continuing Operations	$ 123,126	$ 82,118	$ 42,308
Loss from Discontinued Operations	(389)	(19,792)	(5,860)
Net Income	$ 122,737	$ 62,326	$ 36,448
Weighted Average Common Shares Outstanding	26,631	28,053	28,756
Earnings per Common Share:			
Income from Continuing Operations	$ 4.62	$ 2.93	$ 1.47
Loss from Discontinued Operations	(0.01)	(0.71)	(0.20)
Net Income	$ 4.61	$ 2.22	$ 1.27
Diluted Income (Loss) per Share:			
Income from Continuing Operations	$ 123,126	$ 82,118	$ 42,308
Loss from Discontinued Operations	(389)	(19,792)	(5,860)
Net Income	122,737	62,326	36,448
Interest Expense on Sierra Debentures, Net of Tax	1,682	1,390	—
Income for Purposes of Computing Diluted Net Income per Share	$ 124,419	$ 63,716	$ 36,448
Weighted Average Common Shares Outstanding	26,631	28,053	28,756
Dilutive Options and Restricted Shares Outstanding	1,903	2,368	2,385
Dilutive Impact of Conversion of Sierra Debentures	6,288	5,212	—
Weighted Average Common Shares Outstanding Assuming Dilution	34,822	35,633	31,141
Earnings per Common Share Assuming Dilution:			
Income from Continuing Operations	$ 3.58	$ 2.34	$ 1.36
Loss from Discontinued Operations	(0.01)	(0.55)	(0.19)
Net Income	$ 3.57	$ 1.79	$ 1.17

Stock options to purchase 319,000 and 325,000 shares in 2003 and 2002, respectively, were not dilutive and, therefore, were not included in the computations of diluted earnings per share.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, consists of the following:

(In thousands)	2004	2003
Land	$ 14,893	$ 2,991
Buildings and Improvements	26,833	25,269
Furniture, Fixtures and Equipment	44,216	42,058
Data Processing Equipment and Software	98,162	98,489
Software in Development and Construction in Progress	368	202
Less: Accumulated Depreciation	(113,320)	(105,900)
Property and Equipment, Net	$ 71,152	$ 63,109

The following is an analysis of property and equipment under capital lease by classification at December 31:

(In thousands)	2004	2003
Buildings and Improvements	$ 278	$ 245
Data Processing Equipment and Software	—	333
Vehicles	391	153
Less: Accumulated Depreciation	(257)	(506)
Property and Equipment, Net	$ 412	$ 225

Depreciation expense, including capital leases, from continuing operations in 2004, 2003 and 2002 was $17.1 million, $15.9 million and $18.2 million, respectively.

5. CASH AND INVESTMENTS

Investments that the Company has the intention and ability to hold to maturity are stated at amortized cost and categorized as held-to-maturity. The remaining investments have been categorized as available-for-sale and are stated at their fair value. Fair value is estimated primarily from published market values at the balance sheet date. Gross realized gains on investments, from continuing operations, for 2004, 2003 and 2002 were $585,000, $905,000 and $82,000, respectively. Gross realized losses on investments, from continuing operations, for 2004, 2003 and 2002 were $535,000, $313,000 and $84,000, respectively.

The following table summarizes the Company's current, long-term and restricted investments from continuing operations at December 31, 2004:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified as Current:				
U.S. Government and its Agencies	$ 33,949	$ 144	$ 189	$ 33,904
Municipal Obligations	81,730	223	269	81,684
Mortgage Backed Securities	545	8	2	551
Corporate Bonds	7,007	49	13	7,043
Other Debt Securities	60	—	—	60
Total Debt Securities	123,291	424	473	123,242
Preferred Stock	1,593	25	171	1,447
Total Current	124,884	449	644	124,689
Classified as Restricted:				
U.S. Government and its Agencies	10,153	4	178	9,979
Municipal Obligations	2,160	21	—	2,181
Other Debt Securities	8,193	—	—	8,193
Total Restricted	20,506	25	178	20,353
Total Available-for-Sale	$ 145,390	$ 474	$ 822	$ 145,042
HELD-TO-MATURITY INVESTMENTS:				
Classified as Current:				
First Trust Deed Mortgage Notes	$ 22,575	$ —	$ —	$ 22,575
Classified as Long-term:				
First Trust Deed Mortgage Notes	5,500	—	—	5,500
Total Held-to-Maturity	$ 28,075	$ —	$ —	$ 28,075

The following table summarizes the Company's current and restricted investments, from continuing operations, at December 31, 2003:

(In thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
AVAILABLE-FOR-SALE INVESTMENTS:				
Classified As Current:				
U.S. Government and its Agencies	$ 73,461	$ 168	$ 925	$ 72,704
Municipal Obligations	102,469	283	194	102,558
Mortgage Backed Securities	961	4	—	965
Corporate Bonds	178	8	—	186
Other Debt Securities	18,559	—	—	18,559
Total Debt Securities	195,628	463	1,119	194,972
Preferred Stock	2,663	—	62	2,601
Total Current	198,291	463	1,181	197,573
Classified as Restricted:				
U.S. Government and its Agencies	7,764	99	—	7,863
Municipal Obligations	2,260	39	21	2,278
Other Debt Securities	7,505	—	—	7,505
Total Restricted	17,529	138	21	17,646
Total Available-for-Sale	$ 215,820	$ 601	$ 1,202	$ 215,219

The following table shows our investments' fair value and unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

(In thousands)	LESS THAN 12 MONTHS FAIR VALUE	LESS THAN 12 MONTHS UNREALIZED LOSSES	12 MONTHS OR MORE FAIR VALUE	12 MONTHS OR MORE UNREALIZED LOSSES	TOTAL FAIR VALUE	TOTAL UNREALIZED LOSSES
Description of Securities:						
U.S. Government and its Agencies	$ 19,201	$ (123)	$ 7,237	$ (244)	$26,438	$ (367)
Municipal Obligations	50,084	(122)	9,095	(147)	59,179	(269)
Mortgage Backed Securities	363	(2)	—	—	363	(2)
Corporate Bonds	543	(13)	—	—	543	(13)
Total Debt Securities	70,191	(260)	16,332	(391)	86,523	(651)
Preferred Stock	1,354	(82)	26	(89)	1,380	(171)
Total Temporarily Impaired Securities	$ 71,545	$ (342)	$16,358	$ (480)	$87,903	$ (822)

The unrealized losses in the Company's investments in U.S. government and its agencies, municipal obligations, mortgage backed securities and corporate bonds is due to interest rate increases. It is expected that the securities would not be realized at a price less than the amortized cost of the Company's investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until recovery of fair value, which may be maturity, the investments were not considered to be other than temporarily impaired at December 31, 2004.

The unrealized losses in the Company's investments in preferred stock of $171,000 is not considered to be other than temporary at December 31, 2004 due to the duration of the impairment, overall market volatility and the Company's ability and intent to hold these securities for a reasonable period of time sufficient for a recovery of fair value.

The contractual maturities of available-for-sale debt securities at December 31, 2004 are shown below:

(In thousands)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 56,601	$ 56,563
Due after one year through five years	50,985	50,810
Due after five years through ten years	20,076	19,951
Due after ten years through fifteen years	7,458	7,527
Due after fifteen years	8,677	8,744
Total	$ 143,797	$ 143,595

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

The contractual maturities of held-to-maturity debt securities at December 31, 2004 are shown below:

(In thousands)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 22,575	$ 22,575
Due after one year through five years	5,500	5,500
Due after five years through ten years	—	—
Due after ten years through fifteen years	—	—
Due after fifteen years	—	—
Total	$ 28,075	$ 28,075

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

Of the cash and cash equivalents and current investments that total $352.6 million in the accompanying Consolidated Balance Sheet at December 31, 2004, $246.0 million is limited for use only by the Company's regulated subsidiaries. Such amounts are available for transfer to Sierra from the regulated subsidiaries only to the extent that they can be remitted in accordance with terms of existing management agreements or by dividends, which customarily must be approved by regulating state insurance departments. The remainder is available to Sierra on an unrestricted basis.

6. LONG-TERM DEBT

Debt at December 31, consists of the following:

(In thousands)	2004	2003
2 1/4% Senior Convertible Debentures	$ 115,000	$ 115,000
Revolving Credit Facility	10,000	—
Capital Leases and Other	495	1,808
Total	125,495	116,808
Less Current Portion	(100)	(163)
Long-term Debt	$ 125,395	$ 116,645

Sierra Debentures. In March 2003, the Company issued $115.0 million aggregate principal amount of its 2 1/4% senior convertible debentures due March 15, 2023. The debentures are not guaranteed by any of Sierra's subsidiaries. The debentures pay interest, which is due semi-annually on March 15 and September 15 of each year. Each $1,000 principal amount of debentures is convertible, at the option of the holders, into 54.6747 shares of Sierra Health Services, Inc., common stock prior to March 15, 2023 if: (i) the market price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share of the Company's common stock; (ii) the debentures are called for redemption; (iii) there is an event of default with respect to the debentures; or (iv) specified corporate transactions have occurred. Beginning December 2003 and for each subsequent period, the market price of the Company's common stock has exceeded 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days. The conversion rate is subject to certain adjustments. This conversion rate initially represents a conversion price of $18.29 per share. Holders of the debentures may require the Company to repurchase all or a portion of their debentures on March 15 in 2008, 2013 and 2018 or upon certain corporate events including a change in control. In either case, the Company may choose to pay the purchase price of such debentures in cash or common stock or a combination of cash and common stock. The debentures can be redeemed by the Company for cash beginning on or after March 20, 2008.

Revolving Credit Facility. On March 3, 2003, the Company entered into a $65.0 million revolving credit facility, which replaced its amended and restated credit facility. The facility was set to expire on April 30, 2006. Effective October 19, 2004, the facility has been amended to extend the maturity of the facility to December 31, 2009, increase the availability to $100.0 million and reduce the interest rate. The current interest rate on the facility is LIBOR plus 1.2%. The facility is available for general corporate purposes. At December 31, 2004, the Company has drawn $10.0 million on this facility.

The credit facility remains secured by guarantees by certain of the Company's subsidiaries and a first priority perfected security interest in (i) all of the capital stock of each of the Company's unregulated, material domestic subsidiaries (direct or indirect) as well as all of the capital stock of certain regulated, material domestic subsidiaries; and (ii) all other present and future assets and properties of the Company and those of its subsidiaries that guarantee the credit agreement obligations (including, without limitation, accounts receivable, inventory, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) subject, in each case, to the exclusion of the capital stock of CII and certain other exclusions.

The revolving credit facility has covenants that limit the Company's ability and the ability of the Company's subsidiaries to dispose of assets, incur indebtedness, incur other liens, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures and otherwise restrict certain corporate activities. Per the most recent amendment dated October 19, 2004, based on the Company exceeding a certain leverage ratio requirement, the Company's ability to pay dividends, repurchase its common stock and prepay other debt is unlimited provided that the Company can still maintain the required ratios after such transaction or any borrowing incurred as a result of such transaction. In addition, the Company is required to comply with specified financial ratios as set forth in the credit agreement. The Company believes it is in compliance with all covenants of the credit agreement.

Other. The Company has obligations under capital leases with effective interest rates from 3.2% to 12.2%.

Scheduled maturities of the Company's long-term debt and future minimum payments under capital leases, together with the present value of the net minimum lease payments at December 31, 2004, are as follows:

YEARS ENDING DECEMBER 31, (In thousands)	LONG-TERM DEBT	OBLIGATIONS UNDER CAPITAL LEASES
2005	$ —	$ 135
2006	—	135
2007	—	129
2008	—	83
2009	10,000	53
Thereafter	115,000	92
Total	$ 125,000	627
Less: Amounts Representing Interest		(132)
Present Value of Minimum Lease Payments		$ 495

The fair value of long-term debt, including the current portion, is estimated to be approximately $125.6 million based on the borrowing rates currently available to the Company.

7. SHARE REPURCHASE PROGRAM

From January 1, 2004 through December 31, 2004, the Company purchased 3.4 million shares of its common stock, in the open market or negotiated transactions, for $133.8 million at an average cost per share of $39.51. Since the repurchase program began in early 2003 and through December 31, 2004, the Company had purchased, in the open market or through negotiated transactions, 8.7 million shares for $233.3 million at an average cost per share of $26.76. On May 20, 2004, and December 7, 2004, the Company's Board of Directors authorized the Company to purchase an additional $50.0 million and $70.0 million worth of its common stock, respectively. At December 31, 2004, $71.4 million was still available under the Board of Directors authorized plan.

Included in the repurchases for the first quarter of 2004 are 500,000 shares the Company purchased from its CEO, at $32.00 per share, for a total of $16.0 million. The closing price of the Company's common stock on the date of the transaction, February 11, 2004, was $32.35. Included in the repurchases for the second quarter of 2004 are 500,000 shares the Company purchased from its CEO, at $43.20 per share, for a total of $21.6 million. The closing price of the Company's common stock on the date of the transaction, May 27, 2004, was $43.25. The independent directors of the Company's Board of Directors approved both of the purchases.

The Company's revolving credit facility, as amended, currently allows for unlimited stock repurchases based on meeting a certain covenant ratio. The Company has repurchased 141,000 shares for $8.0 million at an average cost of $57.12 subsequent to December 31, 2004 through March 9, 2005.

8. INCOME TAXES

A summary of the provision for income taxes for continuing operations for the years ended December 31, is as follows:

(In thousands)	2004	2003	2002
Provision (Benefit) for Income Taxes:			
Current	$ 49,589	$ 2,909	$ (11,498)
Deferred	20,507	41,656	33,586
Total	$ 70,096	$ 44,565	$ 22,088

The following reconciles the difference between the reported and statutory provision for income taxes, from continuing operations, for the years ended December 31:

	2004	2003	2002
Statutory Rate	35%	35%	35%
State Income Taxes, Net of Federal Benefit	1	—	—
Tax Preferred Investments	(1)	(1)	(1)
Change in Valuation Allowance	1	—	(3)
Compensation and Benefit Plans	—	—	3
Other	—	1	—
Effective Rate	36%	35%	34%

The Company's effective tax rate is based on actual or expected income, statutory tax rates and available tax planning opportunities. The Company may use significant estimates and judgments in determining its effective tax rate. The Company is occasionally audited by federal, state or local jurisdictions regarding compliance with federal, state and local tax laws and the recognition of income and deductibility of expenses. Tax assessments may not arise until several years after tax returns are filed. While there is an element of uncertainty in predicting the outcome of tax audits, the Company believes that the recorded tax assets and liabilities are appropriately stated based on its analyses of probable outcomes, including interest and other potential adjustments. The tax assets and liabilities are adjusted based on the most current facts and circumstances, including the progress of audits, case law and emerging legislation and any adjustments are included in the effective tax rate in the period of adjustment.

The tax effects of significant items comprising the net deferred tax assets of the Company's *continuing operations are as follows at December 31:*

(In thousands)	2004	2003
Deferred Tax Assets:		
Medical Claims Payable	$ 7,588	$ 7,236
Accruals Not Currently Deductible	1,292	4,688
Compensation Accruals	15,997	12,217
Bad Debt Allowances	1,007	2,428
Loss Carryforwards and Credits	19,681	18,249
Other	352	391
Total	45,917	45,209
Deferred Tax Liabilities:		
Depreciation and Amortization	4,688	3,099
Other	517	995
Total	5,205	4,094
Net Deferred Tax Asset Before Valuation Allowance	40,712	41,115
Less: Valuation Allowance	15,082	—
Net Deferred Tax Asset	$ 25,630	$ 41,115

At December 31, the Company had alternative minimum tax credits of approximately $4.1 million, which can be used to reduce regular tax liabilities in future years. There is no expiration date for the alternative minimum tax credits. Also included in loss carryforwards and credits is the unrealized capital loss on the sale of Cal Indemnity of $43.1 million. There is no tax benefit for the capital loss due to the nature of the contingent note receivable associated with the sale of Cal Indemnity. This loss will not be realized for tax purposes until December 31, 2009. The Company cannot be assured that it can generate sufficient capital gains during the applicable carry-over periods to recognize the tax benefit of this capital loss. Accordingly, the Company has a valuation allowance at December 31, 2004.

The Company, at a consolidated level including discontinued operations, did not have a valuation allowance at December 31, 2003. Under the Company's tax sharing agreements, the discontinued operations did have a valuation allowance at December 31, 2003, which was eliminated in the Company's consolidated financial statements.

Current income tax receivables, including discontinued operations, total $2.3 million at December 31, 2004, and $10.0 million at December 31, 2003. Current income tax payables total $4.1 million at December 31, 2004.

9. TEXAS DISCONTINUED OPERATIONS

During the third quarter of 2001, the Company announced its plan to exit the Texas HMO health care market and received formal approval from the Texas Department of Insurance to withdraw its HMO operations in mid-October 2001. The Company ceased providing HMO health care coverage in Texas on April 17, 2002.

The Company elected to early adopt SFAS No. 144 effective January 1, 2001. In accordance with SFAS No. 144, the Company's Texas HMO subsidiaries' health care operations were reclassified as discontinued operations.

The following are the assets and liabilities of the Company's discontinued Texas HMO subsidiaries' health care operations:

DECEMBER 31, (In thousands)	2004	2003
ASSETS		
Cash and Cash Equivalents	$ 2,329	$ 47
Investments	1,811	4,048
Other Assets	12	115
Total Assets	4,152	4,210
LIABILITIES		
Accounts Payable and Other Liabilities	610	2,658
Medical Claims Payable	—	202
TOTAL LIABILITIES	610	2,860
NET ASSETS OF DISCONTINUED OPERATIONS	$ 3,542	$ 1,350

The assets and liabilities above do not include an intercompany liability of $1.9 million and $6.9 million from the Company's Texas HMO subsidiaries to Sierra at December 31, 2004 and 2003, respectively. The liability has been eliminated upon consolidation.

Management believes that the remaining liabilities, at December 31, 2004, are appropriate and that no further revisions to the estimates are necessary at this time. Based on the current estimated Texas HMO health care remaining liabilities, the Company believes the Texas HMO subsidiaries have adequate funds available and the ability to fund the anticipated obligations.

The following are condensed statements of operations of the Company's discontinued Texas HMO subsidiaries' health care operations:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Operating Revenues	$ 119	$ 217	$ 4,791
Medical Expenses	(726)	(1,802)	(8,933)
General and Administrative Expenses	330	624	1,906
Asset Impairment, Restructuring, Reorganization and Other Costs	—	—	5,000
Interest Expense and Other, Net	73	(3,399)	(6,216)
Income from Discontinued Operations Before Income Tax	442	4,794	13,034
Income Tax Provision	(149)	(1,703)	(4,562)
Net Income from Discontinued Operations	$ 293	$ 3,091	$ 8,472

Operating revenues of $81,000, $217,000 and $153,000 for the years ended December 31, 2004, 2003 and 2002, respectively, are related to investment income. All of the discontinued Texas HMO health care operations had previously been a component of the "managed care and corporate operations" segment.

During 2002, the Company had favorable development related to its medical claims and reduced its medical claims payable and medical expenses by $9.8 million. The favorable development was partially offset by an increase in the estimate of legal, restitution and other exit related costs of $800,000. The adjustments resulted in income, net of tax, of $5.9 million.

10. CII FINANCIAL, INC. DISCONTINUED OPERATIONS

On January 15, 2003, the Company announced that it was exploring strategic alternatives for its workers' compensation company, CII. Sierra's Board of Directors approved the sale of the operations on December 31, 2002. Accordingly, beginning in the fourth quarter of 2002, the Company reclassified its workers' compensation insurance business as discontinued operations.

In conjunction with the decision to sell the workers' compensation operations at the end of 2002, CII recorded valuation adjustments of $17.3 million, $11.3 million after tax, to reduce this business to its estimated net realizable value upon disposition. The valuation adjustments included the write down of accounts receivable, fixed assets and certain other assets of $4.0 million and additional loss reserves of $8.3 million for the 2002 accident year and $5.0 million for prior accident years.

In the second quarter of 2003, CII recorded $4.0 million, $2.6 million after tax, in additional valuation adjustments. On November 25, 2003, the Company announced that it had reached an agreement to sell Cal Indemnity and its subsidiaries. Cal Indemnity was CII's only significant asset. In the fourth quarter of 2003, the Company recorded a charge of $15.6 million, gross and net of tax, to write down the investment in Cal Indemnity to its estimated net sales proceeds.

On March 31, 2004, the Company completed the sale of California Indemnity. Cal Indemnity's subsidiaries, which were included in the sale, are Commercial Casualty Insurance Company, Sierra Insurance Company of Texas, and CII Insurance Company.

The Company received $14.2 million in cash at the closing, which was subsequently reduced by $2.7 million based on the final closing date balance sheet. The $2.7 million adjustment is a timing difference and is expected to be repaid to the Company over the next few years. The transaction also includes a note receivable of $62.0 million, plus accrued interest, payable to the Company in January 2010. The note receivable can be increased or decreased depending on favorable or adverse claim and expense development from the date of closing through December 31, 2009, and other offsets and additions based on certain agreements between the parties. The note receivable can be increased on a dollar for dollar basis for the first $15 million in positive loss reserve development and $.50 per dollar on any positive development in excess of $15 million. The note receivable can also be decreased on a dollar for dollar basis for the first $58 million in adverse loss development.

During the fourth quarter, the Company engaged a new independent actuary to evaluate the loss development. Based on the independent actuarial projections, the Company recorded a $15.0 million valuation allowance as of December 31, 2004. The Company was required to engage a new actuary to avoid a potential conflict of interest with its former actuary, who is still engaged by Cal Indemnity, and the resulting impact to internal controls.

Certain other contractual assets and liabilities were recorded in conjunction with the sale including a current asset of $15.8 million and a non-current asset of $7.1 million that represent Cal Indemnity's unallocated loss adjustment expense ("ULAE") reserves to be paid to Sierra. Offsetting these assets was a current liability of $15.8 million and a non-current liability of $7.1 million, which represent the contractual services to be performed by Sierra. Including the cash proceeds, net assets of $68.3 million were recorded in conjunction with the sale of Cal Indemnity. Previously, CII had recorded valuation adjustments to reduce the business to its estimated net realizable value upon disposition. No further adjustments were required upon final disposition; therefore, no gain or loss on the sale was recorded.

A third-party claims administrator was engaged to administer claims for a period of 15 years. Under the terms of this agreement, the administrator will provide certain claims services for Cal

Indemnity and its subsidiaries. Sierra will be responsible for this administrator's costs and for providing certain transition services for varying terms to Cal Indemnity. The purchaser of Cal Indemnity will pay Sierra for these costs from an account consisting of the ULAE reserves and accrued liabilities as of the closing, a percentage of premiums earned after the closing, plus accrued interest on the ULAE reserves. In addition, Sierra is providing workers' compensation managed care services at market rates to Cal Indemnity. For the year ended December 31, 2004, the Company recorded $12.1 million in administrative services revenue and $12.1 million in operating expenses to provide the contractual administrative services.

The Company had previously estimated that the revenues and funds the Company expected to receive would not cover the expected cost to provide the contractual administrative services so the Company accrued additional liabilities at March 31, 2004 to cover the expected deficiency. Due to actual revenues exceeding estimates and actual expenses being less than projected expenses, the Company reduced the accrued liabilities by $5.5 million during the year ended December 31, 2004.

The Company's December 31, 2004 Consolidated Balance Sheet does not include the assets and liabilities of Cal Indemnity due to the disposal of those assets and liabilities at March 31, 2004. The Company's Consolidated Statement of Income for the year ended December 31, 2004 reflects the activity of the discontinued operations through the disposal date, March 31, 2004. Any subsequent activity related to this disposal has been reflected in continuing operations.

The following were the assets and liabilities of the discontinued operations of CII:

DECEMBER 31, (In thousands)	2003
ASSETS	
Cash and Cash Equivalents	$ 58,634
Investments	243,647
Reinsurance Recoverable	177,333
Property and Equipment, Net	1,612
Other Assets	48,320
TOTAL ASSETS	529,546
LIABILITIES	
Accounts Payable and Other Accrued Expenses	54,208
Reserve for Loss and Loss Adjustment Expenses	415,339
TOTAL LIABILITIES	469,547
NET ASSETS OF DISCONTINUED OPERATIONS	$ 59,999

The following are condensed statements of operations of the discontinued operations of CII:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Operating Revenues:			
Specialty Product Revenues	$ 19,015	$ 123,001	$ 176,189
Investment and Other Revenues	1,290	9,301	12,633
Total Revenues	20,305	132,302	188,822
Operating Expenses:			
Specialty Product Expenses	21,917	145,824	209,601
Asset Impairment	—	15,610	—
Interest Expense and Other, Net	(91)	(968)	1,059
Total Expenses	21,826	160,466	210,660
Loss from Discontinued Operations Before Income Tax	(1,521)	(28,164)	(21,838)
Income Tax Benefit	839	5,281	7,506
Net Loss from Discontinued Operations	$ (682)	$ (22,883)	$ (14,332)

The activity for 2004 is through the disposal date, March 31, 2004. All activity subsequent to March 31, 2004 is reflected in continuing operations. Specialty product revenues consisted of workers' compensation insurance net earned premiums. Specialty product expenses consisted of loss and loss adjustment expenses incurred and general and administrative expenses.

11. COMMITMENTS AND CONTINGENCIES

Leases. The Company is the lessee under several operating leases, most of which relate to office facilities and equipment. The rentals on these leases are charged to expense over the lease term as the Company becomes obligated for payment and, where applicable, provide for rent escalations based on certain costs and price index factors. The following is a schedule, by year, of the future minimum lease payments under existing operating leases:

YEARS ENDED DECEMBER 31, (In thousands)	
2005	$ 19,370
2006	18,472
2007	17,895
2008	17,218
2009	16,612
Thereafter	97,366
Total	$ 186,933

Rent expense totaled $23.5 million, $20.6 million and $15.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

On March 15, 2004, SMHS entered into a lease assignment agreement relative to one of its administrative locations. The agreement assigns the remainder of the lease term, which expires September 30, 2012. Under the assignment, SMHS remains contingently liable should the new tenant not perform under its obligation. At December 31, 2004, the future lease payments due under the lease agreement total $5.2 million. SMHS did not record a liability for its obligation under this agreement as the likelihood of non-performance is considered remote at this time and SMHS would have the ability to sublease or enter into another assignment arrangement if required to perform on this obligation. The fair value of this obligation is considered immaterial.

Litigation and Legal Matters. Although the Company has not been sued, it was identified in discovery submissions in pending class action litigation against major managed care companies, as having allegedly participated in an unlawful conspiracy to improperly deny, diminish or delay payments to physicians. In Re: Managed Care Litigation, MDL No. 1334 (S.D.Fl.).

Beginning in 1999, a series of class action lawsuits were filed against many major firms in the health benefits business. A multi-district litigation panel has consolidated for pre-trial discovery some of these cases in the United States District Court for the Southern District of Florida, Miami Division. In the lead case, known as *Shane*, the amended complaint alleges multiple violations under the Racketeer Influenced and Corrupt Organizations Act (RICO). The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Discovery remains ongoing. On April 7, 2003, the United States Supreme Court determined that certain claims against certain defendants should be arbitrated. Subsequent lower court rulings have further resolved which of the plaintiffs' claims are subject to arbitration. In 2004, the Court of Appeals for the Eleventh Circuit upheld a district court ruling certifying a plaintiff class in the *Shane* case. The district court has recently determined to bifurcate the case, holding a trial phase limited to liability issues, and a second, if necessary, regarding damages. A trial date has been set for September 2005. Plaintiffs in the *Shane* proceeding have stated their intention to introduce evidence at trial concerning Sierra and other parties not named as defendants in the litigation. Two of the defendants, Aetna Inc. and Cigna Corporation, have entered into settlement agreements, which have been approved by the district court.

The Company is subject to other various claims and litigation in the ordinary course of business. Such litigation includes, but is not limited to, claims of medical malpractice, claims for coverage or payment for medical services rendered to HMO and other members and claims by providers for payment for medical services rendered to HMO and other members. Some litigation may also include claims for punitive damages that are not covered by insurance. In addition, under the terms of the note receivable due from the sale of Cal Indemnity, which is subject to adjustment based on loss development, the Company can be indirectly affected by claims for workers' compensation and claims by providers for payment of medical services rendered to injured workers. These actions are in various stages of litigation and some may ultimately be brought to trial. With respect to certain pending actions, the Company maintains commercial insurance coverage with varying deductibles for which the Company maintains estimated reserves for its self-insured portion based upon its current assessment of such litigation. Due to recent unfavorable changes in the commercial insurance market, the Company has, for certain risks, purchased coverage with higher deductibles and lower limits of coverage. In the opinion of management, based on information presently available, the amount or range of any potential loss for certain claims and litigation cannot be reasonably estimated or is not considered probable but the ultimate resolution of these pending legal proceedings should not have a material adverse effect on our financial condition.

12. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company's Chief Executive Officer ("CEO") had loans outstanding to the Company in the amount of $4.2 million with a maturity date of December 31, 2003. During 2003, the Company's CEO paid the entire outstanding balance including accrued interest.

The Company has a minority interest in a health care facility in Las Vegas, which is accounted for under the equity method. The Company made an initial capital contribution of $1.1 million and has subsequently increased the carrying amount of its investment by $2.9 million to reflect its share of the undistributed income of the health care facility. The Company made capitated payments of $28.4 million, $26.7 million and $24.3 million to the health care facility for services performed in the ordinary course of business during 2004, 2003 and 2002, respectively.

On February 11, 2004, the Company purchased 500,000 shares at $32.00 per share from its CEO for a total of $16.0 million. The closing price of the Company's common stock on February 11, 2004, was $32.35. On May 27, 2004, the Company purchased an additional 500,000 shares at $43.20 per share from its CEO for a total of $21.6 million. The closing price of the Company's common stock on May 27, 2004, was $43.25. The shares are included in the total repurchases through December 31, 2004, of 3.4 million. The independent directors of the Company's Board of Directors approved both of the purchases.

The Company incurred legal fees of $7,000, $25,000 and $24,000 in the years ended December 31, 2004, 2003 and 2002 respectively, with a Nevada law firm of which a non-employee Board of Director member is a shareholder.

13. MEDICAL CLAIMS PAYABLE

The following table reconciles the beginning and ending balances of medical claims payable:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Medical Claims Payable, Beginning of the Period	$ 103,749	$ 98,031	$ 81,662
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	889,921	776,857	723,167
Changes in Prior Periods' Estimates	(11,421)	(13,992)	(10,877)
Total Incurred Medical Expenses	878,500	762,865	712,290
Less: Medical Claims Paid			
Current Period	780,934	683,597	630,411
Prior Period	81,978	73,550	65,510
Total Claims Paid	862,912	757,147	695,921
Medical Claims Payable, End of Period	$ 119,337	$ 103,749	$ 98,031

Amounts incurred related to prior years show that the liability at the beginning of each year was ultimately greater than the amount subsequently incurred. This favorable development has primarily been a result of claims being settled for amounts less than originally estimated.

14. MILITARY HEALTH CARE PAYABLE

The following table reconciles the beginning and ending balances of military health care payable:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Military Health Care Payable, Beginning of the Period	$ 76,605	$ 65,223	$ 77,261
Add: Components of Incurred Medical Expenses			
Current Period Medical Claims	220,710	318,833	251,632
Changes in Prior Periods' Estimates:			
Earnings Related Changes	(14,118)	(3,235)	(4,601)
Non-Earnings Related Changes	(6,462)	(10,777)	(16,509)
Total Incurred Medical Expenses	200,130	304,821	230,522
Less: Military Contract Claims Paid			
Current Period	201,950	244,644	194,659
Prior Period	57,724	48,795	47,901
Total Military Contract Claims Paid	259,674	293,439	242,560
Military Health Care Payable, End of Period	$ 17,061	$ 76,605	$ 65,223

The military contract expenses presented in the Consolidated Statements of Operations include the total incurred medical expenses presented above and the general and administrative expenses for SMHS. SMHS' general and administrative expenses under the military contract totaled $117.6 million, $147.7 million and $129.9 million for the years ended December 31, 2004, 2003, and 2002, respectively. Total incurred medical contract expenses include the current year expenses plus adjustments to prior periods' estimates. Any subsequent change in an estimate for a prior period is reflected in the current year. Certain adjustments to prior periods have a current year earnings impact while other adjustments do not have a current year earnings impact. The adjustments that do not have a current year earnings impact are the result of an offsetting revenue adjustment in accordance with the risk-sharing terms under SMHS' contract with the Department of Defense ("DoD"). For example in 2004, SMHS had total adjustments to prior period estimates of $20.6 million. These adjustments resulted in a reduction of current period expense of $20.6 million and current period revenue of $6.5 million for a pre-tax increase of $14.1 million to current period earnings. The favorable development in the earnings related changes for the years ended December 31, 2004 and 2003 have primarily been a result of claims being settled for amounts less than originally estimated.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan. The Company has a defined contribution pension and 401(k) plan (the "Plan") for its employees. The Plan covers all employees who meet certain age and length of service requirements. The Company matches 50%-100% of an employee's elective deferral up to a maximum of 6% of a participant's annual compensation, subject to IRS limits. The Plan does not require additional Company contributions. Expense under the plan totaled $5.1 million, $5.3 million and $4.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Supplemental Retirement Plans. The Company has Supplemental Retirement Plans (the "SRPs") for certain officers, directors and highly compensated employees. The SRPs are non-qualified deferred compensation plans through which participants may elect to postpone the receipt and taxation of all or a portion of their salary and bonuses received from the Company. As contracted with the Company, the participants or their designated beneficiaries may begin to receive benefits under the SRPs upon a participant's death, disability, retirement, termination of employment or certain other circumstances including financial hardship. The Company had a liability of $16.5 million and $12.9 million for the SRPs at December 31, 2004 and 2003, respectively. While the SRPs are unfunded plans, the Company is informally funding the plans through life insurance contracts on certain Company employees. The life insurance contracts had cash surrender values of $15.3 million and $9.8 million at December 31, 2004 and 2003, respectively.

Executive Split Dollar Life Insurance Plan. The Company has split dollar life insurance agreements with certain officers and key executives (selected and approved by the Sierra Board of Directors). The premiums paid by the Company will be reimbursed upon the occurrence of certain events as specified in the contract. No premiums have been paid under these policies since July 2002.

Supplemental Executive Retirement Plan ("SERP"). The Company has a defined benefit retirement plan covering certain key employees. The Company is informally funding the benefits through the purchase of life insurance policies. Benefits are based on, among other things, the employee's average earnings of the three highest years over the five-year period prior to retirement or termination, and length of service. Benefits attributable to service prior to the adoption of the plan are amortized over the estimated remaining service period for those employees participating in the plan. The Company expects to contribute $784,000 to the plan in 2005 to fund expected benefit payments. The annual plan measurement date is December 31.

A reconciliation of ending year SERP balances is as follows:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
CHANGE IN BENEFIT OBLIGATION			
Benefit Obligation at Beginning of Year	$ 29,896	$ 23,461	$ 19,143
Service Cost	425	374	292
Interest Cost	1,674	1,547	1,375
Actuarial (Gain) Loss	(8,114)	5,298	3,435
Benefits Paid	(784)	(784)	(784)
Benefit Obligation at End of Year	$ 23,097	$ 29,896	$ 23,461
CHANGE IN PLAN ASSETS			
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —
Employer Contributions	784	784	784
Benefits Paid	(784)	(784)	(784)
Fair Values of Plan Assets at End of Year	$ —	$ —	$ —
Funded Status	$ (23,097)	$ (29,896)	$ (23,461)
Unrecognized Prior Service Cost	6,936	8,145	6,761
Unrecognized Net Actuarial Loss	(338)	8,212	5,640
Accrued Net Benefit Cost	(16,499)	(13,539)	(11,060)
Unfunded Accumulated Benefit Obligation	(17,581)	(21,146)	(18,330)
Additional Minimum Liability	(1,082)	(7,607)	(7,270)
Intangible Asset	1,082	7,607	5,640
Accumulated Other Comprehensive Loss	—	—	(1,630)
Benefit Liability	$ (17,581)	$ (21,146)	$ (18,330)
Discount Rate	5.8%	5.8%	6.5%
Rate of Compensation Increase	3.0%	3.0%	3.0%
Components of Net Periodic Benefit Cost:			
Service Cost	$ 425	$ 374	$ 292
Interest Cost	1,674	1,547	1,375
Amortization of Prior Service Credits	1,211	1,210	925
Recognized Actuarial Loss	435	131	575
Net Periodic Benefit Cost	$ 3,745	$ 3,262	$ 3,167

While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on certain Company employees. The life insurance contracts had cash surrender values of $19.7 million, $14.7 million and $11.7 million at December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, expected future benefit payments related to the Company's defined benefit plans were as follows:

(In thousands)	
2005	$ 784
2006	946
2007	946
2008	1,699
2009	1,803
2010 through 2040	51,191
Total	$ 57,369

16. CAPITAL STOCK PLANS

Stockholders' Rights Plan. The Company had a Stockholders' Rights Plan, which expired on June 14, 2004. Under the Rights Plan, each share of Sierra common stock, par value $.005 per share, contained one right (a "Right"), which entitled the registered holder to purchase from Sierra a unit consisting of one one-hundredth (.01) of a share of the Sierra Series A Junior Participating Preferred Shares (a "Unit"), par value $.01 per share, or a combination of securities and assets of equivalent value, at a purchase price of $100.00 per Unit, subject to adjustment. The Rights had certain anti-takeover effects. The Rights could have caused substantial dilution to a person or group that attempted to acquire Sierra on terms not approved by Sierra's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights would not have interfered with any merger or other business combination approved by the Board of Directors since Sierra could redeem the Rights at the price of $.02 per Right prior to or within ten days of the time that a person or group had acquired, or obtained the right to acquire, beneficial ownership of 20% or more of Sierra's common stock.

Stock Option Plans. The Company has several plans that provide common stock-based awards to employees and to non-employee directors. The plans provide for the granting of options, stock and other stock-based awards. A committee appointed by the Board of Directors grants awards. Options become exercisable at such times and in such installments as set by the committee. The exercise price of each option equals the market price of the Company's stock on the date of grant. Stock options generally vest at a rate of 20% - 33% per year. Options expire from one to eight years after the end of the vesting period.

The following table reflects the activity of the stock option plans:

(Number of shares in thousands)	NUMBER OF SHARES	OPTIONS EXERCISABLE	OPTION PRICE	WEIGHTED AVERAGE PRICE
Outstanding January 1, 2002	6,003	1,391	$ 3.13 - 24.69	$ 6.81
Granted	944		8.13 - 13.17	10.88
Exercised	(995)		3.25 - 22.38	5.73
Canceled	(100)		3.25 - 24.69	11.32
Outstanding December 31, 2002	5,852	1,866	3.13 - 24.69	7.56
Granted	1,603		12.21 - 23.96	14.48
Exercised	(1,918)		3.25 - 24.50	6.92
Canceled	(178)		3.75 - 24.69	13.65
Outstanding December 31, 2003	5,359	1,384	3.13 - 23.96	9.65
Granted	135		27.73 - 40.71	34.93
Exercised	(2,334)		3.13 - 40.71	8.27
Canceled	(555)		3.25 - 40.71	13.35
Outstanding December 31, 2004	2,605	692	3.13 - 40.71	11.42
Available For Grant at December 31, 2004	2,314			

The following table summarizes information about stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE CONTRACTUAL LIFE REMAINING (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.13 - 4.80	639	5	$ 3.81	176	$ 3.76
5.73 - 11.65	899	7	9.87	368	9.81
11.71 - 12.61	406	8	12.50	29	12.48
13.17 - 40.71	661	8	20.23	119	30.94
3.13 - 40.71	2,605	7	11.42	692	12.00

Employee Stock Purchase Plans. The Company has an employee stock purchase plan (the "Purchase Plan") whereby employees may purchase newly issued shares of common stock through payroll deductions at 85% of the fair market value of such shares on the lower of the first trading day of the plan period or the last trading day of the plan period as defined in the Purchase Plan. During 2004, a total of 357,000 shares were purchased at prices of $16.28 and $23.33 per share. At December 31, 2004, the Company had 734,000 shares reserved for purchase under the Purchase Plan of which 136,000 shares were purchased by employees at $37.05 per share in January 2005.

Restricted Stock Units. The Company has issued units of restricted stock ("Units") to certain executives. Each Unit represents a nontransferable right to receive one share of Sierra common stock and there is no cost by the recipient to exercise the Units. The Units are included in total outstanding common shares. In the calculation of earnings per share, the unvested Units are not included in the common shares outstanding but are included in the calculation of common shares outstanding assuming dilution. The transactions are recorded by including the value of the Units as common stock and additional paid-in capital offset by a contra-equity account, deferred compensation. Compensation expense is recognized over the vesting period.

The Company issued 244,000 non-performance based Units during 2001. The first half of the Units vested in 2003 with the remainder vesting in 2004. The value of the transaction was based on the number of Units issued and the Company stock price on the date of issuance, which was $5.73. Total expense associated with the plan was $22,000, $451,000 and $585,000 for 2004, 2003 and 2002, respectively.

The Company issued 125,000 performance-based Units in 2004. The first third of the Units vested in 2004 with the remainder vesting in 2005. The value of the transaction is based on the number of Units issued and the Company stock price on the date the performance criteria is met. The stock price on the date the first performance criteria was met was $41.30. For the Units vesting in 2005, the price at December 31, 2004, $55.11, was used to value the Units at December 31, 2004. The expense will subsequently be adjusted based on the share price on the date second performance criteria is met. Total expense recognized during 2004 for the Units was $6.0 million.

Accounting for Stock-Based Compensation. The Company uses the intrinsic value method in accounting for its stock-based compensation plans. The fair value pro forma presentation in Note 2 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of 0% for all years; expected volatility of 74%, 73% and 74%; risk-free interest rates of 3.48%, 2.93% and 3.32%; and expected lives of one to five years. The weighted average fair value of options granted in 2004, 2003 and 2002 was $24.04, $10.94 and $8.60, respectively.

The fair value of each offering of the Purchase Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of 0% for all years; expected volatility of 41%, 64% and 56%; risk-free interest rates of 1.32%, 0.93% and 1.48%; and expected lives of six months for all years.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS SUPPLEMENTAL INFORMATION

Supplemental statements of cash flows information is presented below:

YEARS ENDED DECEMBER 31, (In thousands)	2004	2003	2002
Cash Paid During the Year for Interest (Net of Amount Capitalized)	$ 3,025	$ 3,342	$ 7,205
Cash (Paid) Received During the Year for Income Taxes	(12,900)	(10,741)	12,796
Non-Cash Investing and Financing Activities:			
Assets and Liabilities Recorded in Conjunction with the Sale of the Workers' Compensation Operations	54,060	—	—
Stock Issued for Exercise of Options and Related Tax Benefits	27,287	12,596	6,837
Additions to Capital Leases	253	153	—
Retired Sale-Leaseback Assets, Liabilities and Financing Obligations	—	—	89,751

18. SEGMENT REPORTING

The Company has two reportable segments based on the products and services offered: managed care and corporate operations, and military health services operations. The managed care segment includes managed health care services provided through HMO, managed indemnity plans, third-party administrative services programs for employer-funded health benefit plans and self-insured workers' compensation plans, multi-specialty medical groups, other ancillary services and corporate operations. The military health services segment administered a managed care federal contract for the Department of Defense's TRICARE program in Region 1.

SMHS completed the fifth year of a five-year contract in May 2003. SMHS then operated under a negotiated contract extension period, which ended August 31, 2004. The new contractor became operational on September 1, 2004 and the new contract superseded the remainder of the Company's TRICARE Region 1 contract. On September 1, 2004, SMHS commenced an eight-month phase-out of operations at prices previously negotiated with the DoD. SMHS does not meet the definition of discontinued operations since the Company does not have plans to dispose of the operations before the phase-out is complete.

SMHS anticipates negotiating the final bid price adjustment settlement with the DoD for option period six (June 1, 2003 to August 31, 2004) during the second quarter of 2005. This settlement will include the final revenue adjustments and a final adjustment for updated health care expense estimates for this option period. At the conclusion of the settlement, SMHS will pay the DoD the estimated portion of the remaining military health care payable. As with previous settlements, this final settlement may have a material impact on the Company's results of operations.

Through participation in Medicare, TRICARE and the Federal Employees Health Benefit Plan programs, the Company generated approximately 53%, 57% and 57% of its total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2004, 2003 and 2002, respectively. The TRICARE revenue is presented below in the military health services operations segment and the remainder of the revenue described above is included in the managed care and corporate operations segment.

The Company evaluates each segment's performance based on segment operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

Information concerning the operations of the reportable segments is as follows:

YEARS ENDED (In thousands)	MANAGED CARE AND CORPORATE OPERATIONS	MILITARY HEALTH SERVICES OPERATIONS	TOTAL
DECEMBER 31, 2004			
Medical Premiums	$1,131,147	$ —	$1,131,147
Military Contract Revenues	—	372,608	372,608
Professional Fees	35,115	—	35,115
Investment and Other Revenues	35,063	1,502	36,565
Total Revenue	$1,201,325	$ 374,110	$1,575,435
Segment Operating Profit	$ 141,391	$ 56,411	$ 197,802
Interest Expense	(4,624)	(60)	(4,684)
Other Income (Expense), Net	209	(105)	104
Income Before Income Taxes	$ 136,976	$ 56,246	$ 193,222
Segment Assets	$ 625,938	$ 59,690	$ 685,628
Capital Expenditures	(26,214)	(23)	(26,237)
Depreciation	15,904	1,180	17,084
DECEMBER 31, 2003			
Medical Premiums	$ 962,176	$ —	$ 962,176
Military Contract Revenues	—	465,313	465,313
Professional Fees	37,367	—	37,367
Investment and Other Revenues	18,192	2,031	20,223
Total Revenue	$1,017,735	$ 467,344	$1,485,079
Segment Operating Profit	$ 117,607	$ 14,790	$ 132,397
Interest Expense	(5,217)	(274)	(5,491)
Other Income (Expense), Net	(631)	408	(223)
Income Before Income Taxes	$ 111,759	$ 14,924	$ 126,683
Segment Assets	$ 424,695	$ 175,670	$ 600,365
Capital Expenditures	(19,768)	(2,006)	(21,774)
Depreciation	14,234	1,695	15,929
DECEMBER 31, 2002			
Medical Premiums	$ 857,741	$ —	$ 857,741
Military Contract Revenues	—	373,589	373,589
Professional Fees	30,923	—	30,923
Investment and Other Revenues	14,305	2,077	16,382
Total Revenue	$ 902,969	$ 375,666	$1,278,635
Segment Operating Profit	$ 56,700	$ 15,291	$ 71,991
Interest Expense	(7,455)	(195)	(7,650)
Other Income (Expense), Net	(309)	364	55
Income Before Income Taxes	$ 48,936	$ 15,460	$ 64,396
Segment Assets	$ 387,097	$ 113,811	$ 500,908
Capital Expenditures	(10,829)	(1,563)	(12,392)
Depreciation	15,730	2,515	18,245

19. UNAUDITED QUARTERLY INFORMATION

QUARTER ENDED 2004 (In thousands, except per share data)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Operating Revenues	$ 408,190	$ 441,239	$ 393,280	$ 332,726
Operating Income from Continuing Operations	42,160	61,167	48,735	45,740
Income from Continuing Operations	26,315	38,221	30,727	27,863
Net Income	25,829	38,221	30,727	27,960
Basic Earnings per Share:				
Income from Continuing Operations	$ 0.97	$ 1.43	$ 1.16	$ 1.06
Net Income	0.96	1.43	1.16	1.06
Diluted Earnings per Share:				
Income from Continuing Operations	$ 0.75	$ 1.10	$ 0.90	$ 0.83
Net income	0.74	1.10	0.90	0.83

QUARTER ENDED 2003 (In thousands, except per share data)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Operating Revenues	$ 352,270	$ 370,205	$ 389,237	$ 373,367
Operating Income from Continuing Operations	25,275	33,296	35,178	38,648
Income from Continuing Operations	15,428	20,510	22,177	24,003
Net Income	15,022	20,265	22,207	4,832
Basic Earnings per Share:				
Income from Continuing Operations	$ 0.53	$ 0.75	$ 0.78	$ 0.88
Net income	0.52	0.74	0.78	0.18
Diluted Earnings per Share: (1)				
Income from Continuing Operations	$ 0.47	$ 0.58	$ 0.61	$ 0.68
Net income	0.46	0.57	0.61	0.15

(1) The diluted earnings per share for the four quarters ending in 2003 have been restated in accordance with EITF 04-8 as described in Note 2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
Sierra Health Services, Inc.:

We have audited the accompanying consolidated balance sheets of Sierra Health Services, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sierra Health Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Las Vegas, Nevada
March 14, 2005

MARKET INFORMATION

Our common stock, par value $.005 per share (the "Common Stock"), has been listed on the New York Stock Exchange under the symbol SIE since April 26, 1994 and, prior to that, had been listed on the American Stock Exchange since our initial public offering on April 11, 1985. The following table sets forth the high and low closing prices for the Common Stock for each quarter of 2004 and 2003.

PERIOD	HIGH	LOW
2004		
First quarter	$ 36.40	$ 25.10
Second quarter	47.15	35.21
Third quarter	47.93	39.81
Fourth quarter	57.85	41.30
2003		
First quarter	$ 14.75	$ 11.75
Second quarter	21.67	12.24
Third quarter	27.09	19.15
Fourth quarter	29.42	21.25

On March 9, 2005, the closing market price of Common Stock was $62.48 per share.

HOLDERS

The number of record holders of Common Stock at March 1, 2005 was 515. Based upon information available to us, we believe there are approximately 22,000 beneficial holders of the Common Stock.

DIVIDENDS

No cash dividends have been paid on the common stock since our inception. We currently intend to retain our earnings for use in our business and to purchase our common stock and currently do not anticipate paying any cash dividends; however, this could change at any time based on the discretion of our Board of Directors. As a holding company, our ability to service our debt and to declare and pay dividends is dependent upon cash distributions from our operating subsidiaries. The ability of our HMO and our insurance subsidiaries to declare and pay dividends is limited by state regulations applicable to the maintenance of minimum deposits, reserves and net worth. The declaration of any future dividends will be at the discretion of our Board of Directors and will depend on, among other things, future earnings, debt covenants, operations, capital requirements, the tax treatment of dividends, our financial condition and general business conditions. Our credit agreement restricts our ability to pay dividends.

PERIOD (In thousands, except per share data)	TOTAL NUMBER OF SHARES REPURCHASED [1]	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLAN OR PROGRAM	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLAN [2]	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLAN [3]
Beginning shares available to be purchased				2,270	—
January 1, 2004 - January 31, 2004	—	—	—	2,270	—
February 1, 2004 - February 29, 2004 [4]	663	$ 31.86	663	1,607	—
March 1, 2004 - March 31, 2004	317	34.19	317	1,290	—
April 1, 2004 - April 30, 2004	16	34.91	16	1,274	—
May 1, 2004 - May 31, 2004	590	39.20	590	684	$ 70,000
June 1, 2004 - June 30, 2004 [5]	628	43.20	628	56	70,000
July 1, 2004 - July 31, 2004	95	43.46	95	—	68,334
August 1, 2004 - August 31, 2004	610	41.62	610	—	42,963
September 1, 2004 - September 30, 2004	—	—	—	—	42,963
October 1, 2004 - October 31, 2004	330	45.14	330	—	28,076
November 1, 2004 - November 30, 2004	128	47.74	128	—	21,964
December 1, 2004 - December 31, 2004	9	54.79	9	—	71,444

(1) Certain repurchases were made pursuant to a 10b-5 plan.

(2) On October 28, 2003, the Company announced that its Board of Directors had authorized the Company to purchase an additional 3.0 million shares of its common stock in addition to the 4.6 million shares that had previously been authorized. The repurchase program had no stated expiration date.

(3) On May 20, 2004, the Company's Board of Directors authorized the Company to purchase $70.0 million of its common stock. On December 7, 2004, the Company's Board of Directors authorized the Company to purchase an additional $50.0 million of its common stock. The repurchase program has no stated expiration date, and commenced after the previously authorized share repurchase was completed.

(4) Includes 500,000 shares the Company purchased from its CEO at $32.00 per share.

(5) Includes 500,000 shares the Company purchased from its CEO at $43.20 per share.

CORPORATE INFORMATION

Companies Owned by Sierra Health Services, Inc.
Health Plan of Nevada, Inc.
Sierra Health and Life Insurance Company, Inc.
Southwest Medical Associates, Inc.
Sierra Health-Care Options, Inc.
Family Health Care Services
Family Home Hospice, Inc.
Behavioral Healthcare Options, Inc.
Northern Nevada Health Network, Inc.
Sierra Medical Management, Inc.
Sierra Military Health Services, LLC
Sierra Home Medical Products, Inc.
Southwest Realty, Inc.
Sierra Nevada Administrators, Inc.
CII Financial, Inc.
Sierra Health Holdings, Inc.

Corporate Offices
2724 North Tenaya Way
Las Vegas, NV 89128

Mailing Address
P.O. Box 15645
Las Vegas, NV 89114-5645

Auditor
Deloitte & Touche LLP
490 North Tower
3773 Howard Hughes Parkway
Las Vegas, NV 89109

Legal Counsel
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

Stock Listing
Sierra Health Services, Inc. trades on the New York Stock Exchange under the symbol SIE.

Registrar and Transfer Agent
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange Street
South St. Paul, MN 55075-1139

Stockholders' Meeting
The annual meeting of stockholders is scheduled for Tuesday, May 24, 2005, at 10:00 a.m. in the Chairman's Auditorium on the Sierra Health Services corporate campus, 2716 North Tenaya Way, Las Vegas, Nevada.

Investor Information
For additional information about Sierra Health Services, Inc. and its subsidiaries—including filings with the Securities and Exchange Commission—please contact:
Sierra Health Services, Inc.
P.O. Box 15645
Las Vegas, NV 89114-5645
(702) 242-7158
www.sierrahealth.com

SIERRA HEALTH SERVICES, INC.

2004 BOARD OF DIRECTORS

Anthony M. Marlon, MD
Albert L. Greene
Thomas Y. Hartley
Michael E. Luce
Erin E. MacDonald
William J. Raggio
Charles L. Ruthe
Anthony L. Watson

SENIOR CORPORATE MANAGEMENT

Anthony M. Marlon, MD
Chairman, President &
Chief Executive Officer

Erin E. MacDonald
Chief of Staff

Jonathon Bunker
Senior Vice President
HMO & Insurance Operations
President
Managed Healthcare Division

Frank Collins
Senior Vice President
Legal & Administration

Allan Ebbin, MD, MPH
Vice President
Healthcare Quality & Education

William Godfrey
Executive Vice President
Administrative Services

Larry Howard
Senior Vice President
Program Office

Daniel Kruger
Vice President
Human Resources

Kathy Marlon
Vice President
Workers' Compensation Operations
President
CII Financial

Mike Montalvo
Vice President
Customer Service Operations
Managed Healthcare Division

Peter O'Neill
Vice President
Public & Investor Relations

Paul H. Palmer
Senior Vice President
Chief Financial Officer & Treasurer

Christine Petersen, MD
Chief Medical Officer & Vice President
Medical Affairs

Robert Schaich
Chief Information Officer & Vice President
Information Technology

Marie Soldo
Executive Vice President
Government Affairs & Special Projects

Design
Jeanine Colini Design Associates, Los Angeles
Portrait Photography
Ernesto Rodriguez Photography

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Sierra Health Services, Inc.
2724 N. Tenaya Way
Las Vegas, NV 89128
Tel 702.242.7000
www.sierrahealth.com

